 Filed Pursuant to Rule 424(b)(5)
 Registration No. 333-223241
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Common Stock, par value $0.01 per share	$1,000,000,000	$109,100

(1)
The filing fee is calculated in accordance with Rule 457(r) and 457(o) of the Securities Act of 1933, as amended, based on the maximum aggregate offering price.

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 26, 2018)
Common Stock
Having an Aggregate Offering Price of up to $1,000,000,000

Royal Caribbean Cruises Ltd.
Common Stock

We have entered into an equity distribution agreement with the financial institutions named below, each a “manager” and collectively, the “managers,” relating to the offer and sale from time to time of shares of common stock offered by this prospectus supplement and the accompanying prospectus pursuant to a continuous offering program. In accordance with the terms of the equity distribution agreement, we may, from time to time, at our discretion, offer and sell shares of our common stock having an aggregate offering price of up to $1,000,000,000 through the managers, each acting as our sales agent, severally and not jointly, for the offer and sale of shares of our common stock. See “Description of Capital Stock” in the accompanying prospectus and in our Annual Report (as defined herein) incorporated by reference herein.
Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “RCL.” On December 2, 2020, the last reported sale price of our common stock on the NYSE was $80.64 per share.
The managers may sell shares of our common stock by any method permitted by law. The shares of common stock may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
We will designate the maximum gross price of common stock to be sold through a designated manager or otherwise as we and the managers agree and the minimum price per share at which such common stock may be sold. No designated manager is required to sell any specific dollar amount of shares. Subject to the terms and conditions of the equity distribution agreement, each designated manager will use its commercially reasonable efforts consistent with its normal sales and trading practices to sell on our behalf all of the designated shares of common stock. We may instruct the managers not to sell any common stock if the sales cannot be effected at or above the price designated by us in any such instruction. We or a designated manager may suspend the offering of our common stock by notifying the other party. The offering of our common stock pursuant to the equity distribution agreement will terminate upon the earlier of the (i) sale of all of our shares of common stock subject to the equity distribution agreement, (ii) termination of the equity distribution agreement by us or by the managers as provided therein or (iii) the second anniversary of the date of the equity distribution agreement.
We will pay the managers an aggregate commission equal to 1.00% of the gross sales price of common stock under the equity distribution agreement. In connection with the sale of the shares of common stock on our behalf, each of the managers may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and the compensation paid to each of the managers may be deemed to be underwriting commissions or discounts. See “Plan of Distribution.”
Under the terms of the equity distribution agreement, we may also sell shares to one or more of the managers as principal for their own respective account and we will pay the managers an aggregate commission equal to 1.00% of the gross sales price of common stock sold. If we sell shares to a manager as principal, we will enter into a separate terms agreement with that manager, setting forth the terms of such transaction, and we will describe the agreement in a separate prospectus supplement or pricing supplement.
Settlement of any sales of shares of common stock will occur, unless the parties agree otherwise, on the second business day following the date on which such sales were made (or such earlier day as is industry practice for regular-way trading). There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of our common stock as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and the managers may agree.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-15 of this prospectus supplement and on page 6 of the accompanying prospectus, and under similar headings in the other documents that we have filed or that are filed after the date hereof and incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BofA Securities Citigroup Goldman Sachs & Co. LLC J.P. Morgan Morgan Stanley
BBVA BNP PARIBAS BTIG COMMERZBANK DNB Markets Fifth Third Securities HSBC
Mizuho Securities MUFG PNC Capital Markets LLC R. Seelaus & Co., LLC Santander
Scotiabank SEB SMBC Nikko SOCIETE GENERALE Truist Securities
The date of this prospectus supplement is December 3, 2020.

Prospectus Supplement
Prospectus

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ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement, the accompanying prospectus and any free writing prospectus that we prepare or authorize contain and incorporate by reference information that you should consider when making your investment decision. We have not, and the managers have not, authorized any person to provide any information or represent anything about us other than what is contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. None of the information on our websites referred to in this prospectus supplement or accompanying prospectus is incorporated by reference herein. We do not, and the managers and their affiliates and agents do not, take any responsibility for, and can provide no assurance as to the reliability of, information that others may provide you. We are not, and the managers and their affiliates and agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf “ registration process. This prospectus supplement describes the specific details regarding this offering of our common stock. The accompanying prospectus provides more general information. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the earlier-dated documents incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described under “Incorporation of Documents by Reference.”
This prospectus supplement also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties other than as described herein.

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SUMMARY
This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because this is a summary, it may not contain all of the information that is important to you. Before making an investment decision, you should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including the section under the heading “Risk Factors” herein and in the documents incorporated by reference, before investing in our common stock. As used in this prospectus supplement, unless otherwise indicated or the context otherwise requires, the terms “Royal Caribbean,” “Royal Caribbean Group,” the “Company,” “we,” “our” and “us” refer to Royal Caribbean Cruises Ltd. (d/b/a Royal Caribbean Group) and its consolidated subsidiaries. The terms “Royal Caribbean International,” “Celebrity Cruises,” “Azamara” and “Silversea Cruises” refer to our wholly-owned global cruise brands. “TUI Cruises” and “Hapag-Lloyd Cruises” refer to regional brands in which we hold an ownership interest. In accordance with cruise vacation industry practice, the term “berths” is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.
Royal Caribbean Group
We are a global cruise company. We control and operate four global cruise brands: Royal Caribbean International, Celebrity Cruises, Azamara and Silversea Cruises (collectively, our “Global Brands”). We also own a 50% joint venture interest in the German brand TUI Cruises, which operates the German brands TUI Cruises and Hapag-Lloyd Cruises (collectively our “Partner Brands”). Together, our Global Brands and our Partner Brands operate a combined total of 62 ships in the cruise vacation industry with an aggregate capacity of approximately 139,730 berths as of September 30, 2020.
Our ships operate on a selection of worldwide itineraries that call on more than 1,000 destinations on all seven continents. In addition to our headquarters in Miami, Florida, we have offices and a network of international representatives around the world, which primarily focus on sales and market development.
We earned net income attributable to Royal Caribbean Cruises Ltd. of $1.9 billion, adjusted net income attributable to Royal Caribbean Cruises Ltd. of $2.0 billion and Adjusted EBITDA of $3.4 billion in 2019 on $11.0 billion in revenues compared to net income attributable to Royal Caribbean Cruises Ltd. of $1.8 billion, adjusted net income attributable to Royal Caribbean Cruises Ltd. of $1.9 billion and Adjusted EBITDA of $3.0 billion in 2018 on $9.5 billion in revenues. Passenger ticket revenues accounted for approximately 72% of total revenues in 2019 and 2018. Passenger ticket revenues generated by sales originating in countries outside of the United States were approximately 35% of total passenger ticket revenues in 2019 and 39% in 2018. International guests grew from approximately 2.5 million in 2015 to approximately 2.6 million in 2019. We generated net cash flow from operating activities of $3.7 billion in 2019 and $3.5 billion in 2018.
We had a net loss attributable to Royal Caribbean Cruises Ltd. of $(4.4) billion, adjusted net loss attributable to Royal Caribbean Cruises Ltd. of $(2.8) billion and Adjusted EBITDA of $(1.1) billion for the nine months ended September 30, 2020 on $2.2 billion in revenues compared to net income attributable to Royal Caribbean Cruises Ltd. of $1.6 billion, adjusted net income attributable to Royal Caribbean Cruises Ltd. of $1.7 billion and Adjusted EBITDA of $2.7 billion for the nine months ended September 30, 2019 on $8.4 billion in revenues. Passenger ticket revenues accounted for approximately 68.4% and 72.0% of total revenues for the nine months ended September 30, 2020 and 2019, respectively. Passenger ticket revenues generated by sales originating in countries outside of the United States were approximately 33% of total passenger ticket revenues for the nine months ended September 30, 2020 and 35% for the nine months ended September 30, 2019.
See “— Summary Financial and Other Data” for the definitions of adjusted net income attributable to Royal Caribbean Cruises Ltd. and Adjusted EBITDA and a reconciliation of each measure to net (loss) income.

Recent Developments
COVID-19
The disruptions to our operations resulting from the COVID-19 pandemic (“COVID-19”) have had, and continue to have, a material negative impact on our financial condition and results of operations. The outbreak of COVID-19 has resulted in an unprecedented global response to contain the spread of the disease. These global efforts have resulted in travel restrictions and created significant uncertainty regarding worldwide port closures and availability. As part of the global containment effort, we previously announced a voluntary suspension of our Global Brands’ cruise operations beginning March 13, 2020, which has been extended through at least February 28, 2021, excluding sailings from Singapore and, after January 20, 2021, expected Spectrum of the Seas sailings from China. In addition, Royal Caribbean International will be suspending sailings departing from Australia through April 30, 2021, Celebrity Cruises will be suspending their full 2020/21 Winter program in Australia and Asia, as well as their South America sailings through April 7, 2021, Silversea Cruises will be suspending sailings through April 1, 2021 (except for the February 6, 2021 sailing of Silver Origin) and Azamara will be suspending sailings through March 20, 2021. Containment efforts as a result of the disease and continued disruptions to travel and port operations in various regions may result in further suspensions.
We continue to work with government and health authorities across the globe to address the unique public health challenges posed by COVID-19 and expect to re-start our global cruise operation in a phased manner. Notably, we resumed limited cruise operations outside of the U.S. in July with TUI Cruises and Hapag-Lloyd and in September, for a limited period. Recently, we also received approval from the Singaporean Government to resume sailings out of Singapore. As a result, Quantum of the Seas, a ship from the Royal Caribbean International fleet, resumed cruising from Singapore in December 2020. These initial cruises are and will most likely take place with reduced guest occupancy, modified itineraries and enhanced health protocols developed in collaboration with governments and health authorities.
Update on Healthy Sail Panel Recommendations
On September 21, 2020, the Healthy Sail Panel (“HSP”), which was formed in June by us and Norwegian Cruise Line Holdings Ltd., submitted its recommendations to the Centers for Disease Control and Prevention (“CDC”) in response to a CDC request for public comment that will be used to inform future public health guidance and preventative measures relating to travel on cruise ships. The HSP’s 65-plus-page report included 74 recommendations to protect the public health and safety of guests, crew and the communities where cruise ships call. Recommendations include testing, the use of face coverings, and enhanced sanitation procedures on ships and in terminals.
The HSP identified five areas of focus every cruise operator should address to improve health and safety for guests and crew, and reduce the risk of infection and spread of COVID-19 on cruise ships:
1.
Testing, Screening and Exposure Reduction

2.
Sanitation and Ventilation

3.
Response, Contingency Planning and Execution

4.
Destination and Excursion Planning

5.
Mitigating Risks for Crew Members

In each category, the HSP created practical and actionable recommendations to address specific safety concerns. Among the recommendations are key strategies such as:
•
Taking aggressive measures to prevent COVID-19 from entering a ship through robust education, screening and testing of both crew and guests prior to embarkation;

•
Reducing transmission via air management strategies and enhanced sanitation practices;

•
Implementing detailed plans to address positive infection on board, including contingencies for onboard treatment, isolation and rapid evacuation and repatriation;

•
Closely controlling shore excursions; and

•
Enhanced protection for crew members.

CDC Framework for Conditional Sailing Order
On and effective as of October 30, 2020, the CDC issued a Framework for Conditional Sailing Order (the “Conditional Order”) that will conditionally permit cruise ship passenger operations in U.S. waters under certain conditions and using a phased approach. The Conditional Order replaces the CDC’s No Sail Order that expired on October 31, 2020 and will remain in effect until the earlier of (1) the expiration of the Secretary of Health and Human Services’ declaration that COVID-19 constitutes a public health emergency, (2) the rescission or modification by the CDC Director of the Conditional Order based on specific public health or other considerations, or (3) November 1, 2021.
The phases outlined in the Conditional Order include:
•
Establishment of laboratory testing of crew and guests onboard cruise ships in U.S. waters and upon embarkation and disembarkation;

•
Simulated voyages designed to test a cruise ship operators’ ability to mitigate COVID-19 on cruise ships;

•
Meeting and maintaining requirements for a Conditional Sailing Certificate, which include, among other things, implementing the required testing protocols, a prohibition on offering itineraries longer than seven days, and the demonstration at each port where a ship intends to dock of approval with U.S. port and local health authorities, which requires medical care agreements addressing evacuation to onshore hospitals, housing agreements with onshore facilities for isolation and quarantine of COVID-19 cases, and port agreements to limit the number of cruise ships at any single port; and

•
A return to passenger voyages in a manner that mitigates the risk of COVID-19 introduction, transmission, or spread among passengers and crew onboard ships and ashore to communities.

While the Conditional Order represents an important step in our return to service, many uncertainties remain as to the specifics and timing of implementation, administration and costs of the requirements of the Conditional Order, some of which may be significant. Further, the Conditional Order contemplates that the CDC may issue additional requirements through technical instructions or orders as needed and that the phases described above will be further determined based on public health considerations, including the trajectory of the pandemic and the ability of cruise ships operators to successfully employ measures that mitigate the risk of COVID-19.
We are working to implement the requirements of the Conditional Order. We will continue to work closely with both the CDC and the HSP as we make our plans to implement a comprehensive set of health and safety measures at every step of the guest journey with rigorous protocols, while continuing to deliver on our brands’ leading vacation experiences. We are also designing itineraries where we will be able to control the vacation experience in compliance with the health and safety protocols contained in the Conditional Order.
Beyond these health and safety protocols, our resumption of operations will include a staggered return of the fleet to service which will include:
•
Bringing the fleet from layup status to fully operational;

•
Bringing crew back to an appropriate staffing level and expected reduced load factors for a period of time; and

•
Implementation of the health and safety protocols on ships as they resume operations and while protocols are required.

However, we are currently reviewing and assessing the uncertainties relating to the Conditional Order’s requirements and are in dialogue with the CDC. Based on our assessment of these conditions or for other reasons, we may determine it necessary to further extend our voluntary suspension of our Global Brands’ cruise sailings which currently extends through at least February 28, 2021, excluding sailings from Singapore and, after January 20, 2021, expected Spectrum of the Seas sailings from China.

Update on Recent Liquidity Actions
As of September 30, 2020, we had liquidity of approximately $3.7 billion in the form of cash and cash equivalents of $3.0 billion and a $0.7 billion one-year commitment for a 364-day term loan facility. As of September 30, 2020, our revolving credit facilities were fully utilized through a combination of amounts drawn and letters of credit issued under the facilities. Given the current environment, we intend to continue to prioritize and bolster liquidity through significant cost and capital expenditure reductions, cash conservation and additional financing sources, as described below, to ensure that we are well positioned for recovery.
Reduced Operating Expenses
We have taken significant actions to reduce our operating expenses during the suspension of our global cruise operations. In particular, we:
•
significantly reduced ship operating expenses, including crew payroll, food, fuel, insurance and port charges;

•
further reduced operating expenses as our ships are currently transitioning into various levels of layup with several ships in the fleet transitioning into cold layup;

•
eliminated or significantly reduced marketing and selling expenses for the remainder of 2020;

•
reduced and furloughed our workforce, with approximately 23% of our U.S. shoreside employee base being impacted; and

•
suspended travel for shoreside employees and instituted a hiring freeze across the organization.

We may seek to further reduce our average monthly expenses under a further prolonged non-revenue scenario and during the restart of operations. This includes consideration of additional vessels heading to cold layup as well as further assessment of our U.S. shoreside workforce, including those coming back from furlough.
Reduced Capital Expenditures
Since the start of February 2020, we have identified approximately $4.2 billion of total capital expenditure reductions or deferrals in 2020 and 2021. The reductions or deferrals of capital expenditures are comprised of the following:
•
$1.4 billion of non-newbuild, discretionary capital expenditures; and

•
$2.8 billion in reduced spend or deferred installment payments for newbuild related payments which we are currently finalizing.

COVID-19 has impacted shipyard operations which have and will continue to result in delays of our previously contracted ship deliveries. Of the six ships originally scheduled for delivery between July 2020 and December 2021, Silver Moon was delivered in October 2020 and we expect that Silver Dawn and Odyssey of the Seas will be delivered within the remaining time frame, with the shift of the Odyssey of the Seas expected delivery into early 2021. The exact durations of the ship delivery delays are currently under discussion with the impacted shipyards.
Debt Maturities, New Financings and Other Liquidity Actions
Since the start of February 2020, we have taken several additional actions to further improve our liquidity position and manage cash flow. In particular, we:
•
increased the capacity under our unsecured revolving credit facilities by $0.6 billion, and fully drew on both facilities;

•
entered into a $2.35 billion 364-day senior secured loan agreement, which was repaid with proceeds from the $3.32 billion of our 10.875% Senior Secured Notes due 2023 and 11.500% Senior Secured Notes due 2025 (collectively, the “Secured Notes”) discussed below;

•
issued $3.32 billion in Secured Notes, of which $1.0 billion are due in 2023 and $2.32 billion are due in 2025. The $2.35 billion, 364-day senior secured loan described above was repaid in its entirety with a portion of the proceeds of these notes. The Secured Notes are unconditionally guaranteed by Celebrity Cruises Holdings Inc., Celebrity Cruises Inc. and certain of our wholly-owned vessel-owning subsidiaries. $1.66 billion of the obligations under the Secured Notes and the related guarantees are secured by first priority security interests in collateral, which includes certain of our material intellectual property, a pledge of 100% of the equity interests of certain of our vessel-owning subsidiaries and mortgages on the 28 vessels owned by such subsidiaries;
•
secured deferrals of existing debt amortization under our export-credit backed debt facilities which increased our liquidity by an additional $0.9 billion;

•
issued $1.0 billion senior guaranteed notes maturing 2023;

•
issued $1.15 billion and $575.0 million senior convertible notes maturing 2023;

•
qualified for a government commercial paper program by the Bank of England and issued £300.0 million, or approximately $387.9 million, of unsecured commercial paper thereunder;

•
secured a commitment for a $700.0 million 364-day term loan facility available for draw any time prior to August 12, 2021;

•
issued 9.6 million shares of common stock for approximately $575 million; and

•
agreed with certain of our lenders that we will not pay dividends or engage in stock repurchases for so long as our debt covenant waivers are in effect.

There are no scheduled debt maturities for the remainder of 2020. Expected debt maturities for 2021 are $1.3 billion. We estimate our cash burn to be, on average, in the range of approximately $250 million to $290 million per month during a prolonged suspension of operations. This range includes all interest expenses, ongoing ship operating expenses, administrative expenses, hedging costs, expected necessary capital expenditures (net of committed financings in the case of newbuilds) and excludes cash refunds of customer deposits, commissions, debt obligations and cash inflows from new and existing bookings.
When we start returning our fleet into service, we will incur incremental spend as we bring the ships out of their various levels of layup, return the crew to our vessels, take the necessary steps to ensure compliance with the recommended protocols and restart our sales and marketing activities.
Our total cash spend for the third quarter of 2020 was approximately $1.1 billion, mainly driven by ship operating expenses. These expenses sequentially declined each month within the quarter as the fleet achieved the desired levels of layup by the end of August 2020. Our cash burn rate for the quarter was consistent with our previously announced range when excluding cash refunds of customer deposits, commissions, debt obligations, cash inflows from new and existing bookings and fees and collateral postings related to our financing and hedging activities.
We continue to identify and evaluate further actions to improve our liquidity. These include and are not limited to: further reductions in capital expenditures, operating expenses and administrative costs and additional financings.
Both our non-export credit agency facilities and our export credit agency (“ECA”) facilities contain covenants that require us, among other things, to maintain a fixed charge coverage ratio of at least 1.25x and limit our net debt-to-capital ratio to no more than 62.5%, and under certain facilities, to maintain minimum shareholders’ equity. In the second quarter of 2020, the requisite lenders under such facilities agreed to waive the requirement to comply with such financial covenants through and including the first quarter of 2021. In certain of these facilities, we agreed to additional covenants during the covenant waiver period, including minimum unrestricted cash and cash equivalents requirements to be tested monthly, and that we are not permitted during the covenant waiver period, subject to limited exceptions, to pay cash dividends or make share repurchases unless we would have been compliant with our fixed charge coverage ratio at such time. In the third quarter of 2020, we further amended our ECA facilities and certain of our non-export credit facilities, to extend the financial covenant waiver through and including, the fourth quarter of 2021. In connection therewith, the minimum liquidity requirement was increased to $500.0 million as of September 30, 2020; however, this amount was subsequently reduced to $350.0 million upon completion of our capital raising activities in October 2020.

On October 30, 2020 and November 13, 2020, we entered into amendments to certain of the ECA facilities guaranteed by BpiFrance Assurance Export, including those facilities incurred to finance Symphony of the Seas, Celebrity Edge, Celebrity Apex and Harmony of the Seas and those facilities which provide availability to delivery financing for the third and fourth Edge-class ships for Celebrity Cruises and the fifth and sixth Oasis-Class ships for Royal Caribbean International (collectively, the “Bpi Facilities”). These amendments provide for the issuance of the previously agreed guarantees in satisfaction of our obligations under the relevant ECA facilities. Following issuance (which, in the case of the undrawn facilities, will occur once the debt is drawn), the guarantees will be released under certain circumstances as other debt is repaid or refinanced on an unsecured and unguaranteed basis. In connection with and following the issuance of the guarantees of the Bpi Facilities, the guarantor subsidiaries are restricted from issuing additional guarantees in favor of lenders (other than those lenders who are party to the ECA facilities), and certain of the guarantor subsidiaries are restricted from incurring additional debt. In addition, the Bpi Facilities will benefit from guarantees to be issued by intermediary parent companies of subsidiaries that take delivery of any new vessels financed with ECA financing.
We are in the process of amending our other ECA facilities to implement similar pari passu guarantees in favor of the lenders thereunder.
Certain of the managers and/or certain of their affiliates are agents and/or lenders under certain of our credit facilities, including certain of our ECA facilities and non-ECA bank facilities as described in the preceding paragraph.
$575 Million Senior Convertible Notes
In October 2020, we issued $575 million aggregate principal amount of senior convertible notes which accrue interest at 2.875% and mature in 2023 (the “2.875% Senior Convertible Notes”). The 2.875% Senior Convertible Notes are convertible into shares of our common stock, cash, or a combination of common stock and cash, at our election. The initial conversion rate per $1,000 principal amount of the 2.875% Senior Convertible Notes is 12.1212 shares of our common stock, which is equivalent to an initial conversion price of approximately $82.50 per share, subject to adjustment in certain circumstances. Prior to August 15, 2023, the 2.875% Senior Convertible Notes will be convertible at the option of holders during certain periods, and only under the following conditions:
•
during any calendar quarter after December 31, 2020, if the last reported sale price per share of our common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•
if, prior to August 15, 2023, the trading price per $1,000 principal amount of notes is less than 98% of the product of the last reported sale price per share of our common stock and the conversation rate for ten consecutive trading days (in which case the notes are convertible at any time during the five business day period following the 10 consecutive trading day period);

•
if we call the notes for a tax redemption; or

•
upon the occurrence of specified corporate events.

On or after August 15, 2023, the 2.875% Senior Convertible Notes will be convertible at any time until the close of business on the second scheduled trading day immediately preceding their maturity date.
Holders of the 2.875% Senior Convertible Notes may require us, upon the occurrence of certain events that constitute a fundamental change under the indenture, to offer to repurchase the 2.875% Senior Convertible Notes at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest. We used a portion of the net proceeds from the offering to repay the 2.650% Senior Notes due November 2020, with the remainder to be used for general corporate purposes.
Common Stock Offering
In October 2020, we completed an underwritten public offering of 9,583,333 shares of common stock. The net proceeds from the offering after underwriters’ discounts and offering expenses were approximately $557.4 million, used for general corporate purposes.

Silver Moon Facility
In October 2020, we took delivery of Silver Moon. To finance the purchase, we borrowed $300 million under a previously committed unsecured term loan facility (the “Silver Moon Facility”), guaranteed by us, to pay a portion of the ship’s contract price. The loan is due and payable at maturity in June 2028, provided however, that each lender may elect to cause us to repay the outstanding amount of any advances held by such lender on June 2026 upon 90 days advance notice. The loan amortizes semi-annually starting six months after funding, with 1/24th of the outstanding principal payable every six months and the balance payable upon maturity. Interest on the loan accrues at LIBOR plus 1.50%.
Additional Information
Royal Caribbean International was founded in 1968. The current parent corporation, Royal Caribbean Cruises Ltd., was incorporated on July 23, 1985 in the Republic of Liberia under the Business Corporation Act of Liberia. Our headquarters are located at 1050 Caribbean Way, Miami, Florida 33132. Our telephone number at that address is (305) 539-6000. We maintain internet websites at www.royalcaribbean.com, www.celebritycruises.com, www.azamara.com, www.silversea.com, www.tuicruises.com and www.hl-cruises.com. Information for our investors is available at www.rclcorporate.com. The information on our websites is not incorporated into this prospectus supplement.

The Offering
Issuer
Royal Caribbean Cruises Ltd.
Common stock offered by us
Shares of common stock having an aggregate offering price of up to $1,000,000,000.
Number of shares outstanding before this offering
224,339,319 shares.
Number of shares to be outstanding immediately after this offering
236,740,112 shares of common stock, assuming sales of 12,400,793 shares in this offering at a price of $80.64 per share, the last reported sale price of our common stock on the NYSE on December 2, 2020. The actual number of shares issued, if any, will vary depending on the sales price under this offering and, in any event, may not exceed the number of authorized and available shares under our Articles of Incorporation.
Sales, if any, may be made from time to time through the financial institutions named on the cover page of this prospectus supplement. See “Plan of Distribution.”
Use of Proceeds
The net proceeds from the sale of shares of our common stock offered hereby, after commissions and other offering expenses, will be used for general corporate purposes. See “Use of Proceeds.”
NYSE symbol for our common stock
RCL
Transfer agent and registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.
Risk Factors
Investing in our common stock involves risks. You should carefully consider all the information contained or incorporated by reference in this prospectus supplement prior to investing in our common stock. In particular, we urge you to carefully consider the information set forth in the section titled “Risk Factors” beginning on page S‑15 of this prospectus supplement and in “Item 1A—Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2019, as updated by our Current Report on Form 8-K filed on May 13, 2020, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020 for a description of certain risks you should consider before investing in our common stock.
Unless indicated, all figures:
•
exclude up to 29,517,395 shares of common stock to be issuable upon the conversion of our convertible notes outstanding on the date hereof;

•
exclude 1,314,653 shares of common stock to be issued upon exercise of outstanding stock options, unvested or unsettled restricted stock units and unvested performance share units under the Company’s 2008 Equity Incentive Plan, as of September 30, 2020; and

•
exclude 108,183 shares of common stock reserved for issuance under the Company’s Employee Stock Purchase Plan, as of September 30, 2020.

Summary Financial and Other Data
The selected financial data set forth below for the years ended December 31, 2019, 2018 and 2017 and as of December 31, 2019 and 2018 is derived from our consolidated financial statements incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2019, as updated by the Company’s Current Report on Form 8-K filed on May 13, 2020. The selected financial data set forth below for the years ended December 31, 2016 and 2015 and as of December 31, 2017, 2016 and 2015 is derived from our consolidated financial statements not incorporated by reference in this prospectus supplement and has been conformed to current presentation. The selected financial data for the nine months ended September 30, 2020 and September 30, 2019 and as of September 30, 2020 has been derived from our unaudited financial statements incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and has been prepared on the same basis as our audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. The selected financial data as of September 30, 2019 has been derived from our unaudited financial statements not incorporated by reference in this prospectus supplement.
The data set forth below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2019 as updated by the Company’s Current Report on Form 8-K, filed on May 13, 2020, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.
	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019(1)	2018(1)	2017	2016	2015
	(dollars in thousands)		(dollars in thousands)
Operating data:
Total revenues	$2,174,667	$8,433,248	$10,950,661	$9,493,849	$8,777,845	$8,496,401	$8,299,074
Operating (loss) income	$(3,585,008)	$1,783,276	$2,082,701	$1,894,801	$1,744,056	$1,477,205	$874,902
Net (loss) income attributable to Royal Caribbean Cruises Ltd.(2)	$(4,430,527)	$1,605,751	$1,878,887	$1,811,042	$1,625,133	$1,283,388	$665,783
Balance sheet data:
Total assets(3)(4)	$31,828,810	$29,825,461	$30,320,284	$27,698,270	$22,360,926	$22,310,324	$20,782,043
Total debt including capital leases and commercial paper	$18,890,447	$10,684,473	$11,034,876	$10,777,699	$7,539,451	$9,387,436	$8,527,243
Total shareholders’ equity	$8,328,594	$11,976,907	$12,163,846	$11,105,461	$10,702,303	$9,121,412	$8,063,039
Cash flow data:
Net cash provided by (used in):
Operating activities	$(2,906,255)	$3,107,068	$3,716,366	$3,479,139	$2,874,566	$2,516,690	$1,946,366
Investing activities	$(1,788,693)	$(2,402,344)	$(3,091,406)	$(4,489,158)	$(213,592)	$(2,724,892)	$(1,742,975)
Financing activities	$7,469,762	$(714,909)	$(670,371)	$1,198,073	$(2,675,796)	$243,809	$(253,512)
Capital expenditures	$(1,573,241)	$(2,341,895)	$(3,024,663)	$(3,660,028)	$(564,138)	$(2,494,363)	$(1,613,340)
Non-GAAP financial data:
Adjusted net (loss) income attributable to Royal Caribbean Cruises Ltd.(9)	$(2,797,335)	$1,705,420	$2,002,847	$1,873,363	$1,625,133	$1,314,689	$1,065,066
Adjusted EBITDA(26)	$(1,148,825)	$2,742,808	$3,366,180	$2,960,680	$2,695,250	$2,381,765	$2,064,287
Ratio of Adjusted EBITDA to Interest Expense, net of interest capitalized	(2.01x)	8.74x	8.24x	8.87x	8.98x	7.75x	7.43x

	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019(1)	2018(1)	2017	2016	2015
	(dollars in thousands)		(dollars in thousands)
Selected operational data:
Net Yields(28)	*	*	$208.88	$195.78	$187.35	$175.86	$173.15
Net Cruise Costs per Available Passenger Cruise Days (“APCD”)(29)	*	*	$127.81	$118.68	$114.37	$112.94	$115.48
Net Cruise Costs Excluding Fuel per APCD(29)	*	*	$110.97	$100.19	$95.93	$94.09	$93.77
Selected passenger data:
Passengers carried(5)	1,261,075	4,926,123	6,553,865	6,084,201	5,768,496	5,754,747	5,401,899
Passenger cruise days(5)(6)	8,653,799	33,746,534	44,803,953	41,853,052	40,033,527	40,250,557	38,523,060
APCD(5)(7)	8,437,003	31,031,274	41,432,451	38,425,304	36,930,939	37,844,644	36,646,639
Occupancy percentage(5)(8)	102.6%	108.8%	108.1%	108.9%	108.4%	106.4%	105.1%

*
Although reported in previous periods, we did not report or reconcile our Gross Yields, Net Revenues, Net Yields, Gross Cruise Costs, Net Cruise Costs and Net Cruise Costs Excluding Fuel, as defined in our Annual Report on Form 10-K for the year ended December 31, 2019, for the nine months ended September 30, 2020. Historically, we have utilized these financial metrics to measure relevant rate comparisons to other periods. However, our 2020 reduction in capacity and revenues and the shift in the nature of our running costs due to the suspension of our operations do not allow for a meaningful comparison to the metrics of prior years and as such these metrics for the nine months ended September 30, 2020 and 2019 have been excluded from this prospectus supplement.

(1)
On July 31, 2018, we acquired a 66.7% equity stake in Silversea Cruises from Heritage Cruise Holding Ltd., previously known as Silversea Cruises Group Ltd., for $1.02 billion in cash and contingent consideration (the “2018 Silversea Acquisition”). On July 9, 2020, we acquired the 33.3% interest in Silversea Cruises that we did not already own (the “noncontrolling interest”) from Heritage Cruise Holding Ltd. (“Heritage”). As a result of the acquisition, Silversea Cruises is now a wholly owned cruise brand. As consideration for the noncontrolling interest, we issued to Heritage 5.2 million shares of common stock, par value $0.01 per share, of Royal Caribbean Cruises Ltd. Pursuant to the agreement governing the acquisition, among other things, the parties terminated any existing obligation to issue Heritage any contingent consideration, at fair value, in connection with our acquisition of a 66.7% interest in Silversea Cruises on July 31, 2018. The share purchase did not result in a change of control. For reporting purposes, we include Silversea Cruises’ results of operations on a three-month reporting lag from October 1, 2018 through September 30, 2019 in our consolidated results of operations for the year ended December 31, 2019 and from the date of acquisition through September 30, 2018 in our consolidated results of operations for the year ended December 31, 2018.

(2)
Amount for 2017 includes a gain of $30.9 million related to the sale of Legend of the Seas.

(3)
We reclassified prepaid commissions of $64.6 million from customer deposits to prepaid expenses and other assets in our consolidated balance sheet as of December 31, 2017 in order to conform to the current year presentation.

(4)
Upon adoption of the new lease accounting guidance effective January 1, 2019, we recognized right-of-use assets relating to operating leases within operating lease right-of-use assets in our consolidated balance sheet. As of December 31, 2019, we reported operating lease right-of-use assets of $687.6 million in our consolidated balance sheet. The comparative information presented has not been recast and continues to be reported under the accounting standards in effect for those periods.

(5)
Amounts for 2016 do not include November and December 2015 amounts for Pullmantur as the net Pullmantur result for those months was included within Other expense in our consolidated statements of comprehensive income (loss) for the year ended December 31, 2016, as a result of the elimination of the Pullmantur two-month reporting lag, and did not affect Gross Yields, Net Yields, Gross Cruise Costs, Net Cruise Costs and Net Cruise Costs excluding Fuel. Additionally, effective August 2016, we no longer include Pullmantur in these amounts.

(6)
Represents the number of passengers carried for the period multiplied by the number of days of their respective cruises.

(7)
Represents double occupancy per cabin multiplied by the number of cruise days for the period, which excludes canceled cruise days and drydock days. We use this measure to perform capacity and rate analysis to identify our main non-capacity drivers that cause our cruise revenue and expenses to vary.

(8)
Occupancy, in accordance with cruise vacation industry practice, is calculated by dividing passenger cruise days by APCD. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

(9)
Adjusted net (loss) income attributable to Royal Caribbean Cruises Ltd. represents net (loss) income less net income attributable to noncontrolling interest, excluding certain items that we believe adjusting for is meaningful when assessing our performance on a comparative basis and therefore would be useful for equity investors. Adjusted net (loss) income attributable to Royal Caribbean Cruises Ltd. is a non-GAAP measure and should not be considered an alternative to any other measure of performance under generally accepted accounting principles. The following table reconciles net) (loss) income attributable to Royal Caribbean Cruises Ltd. to adjusted net income attributable to Royal Caribbean Cruises Ltd. for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
	(dollars in thousands)		(dollars in thousands)
Net (loss) income attributable to Royal Caribbean Cruises Ltd.	$(4,430,527)	$1,605,751	$1,878,887	$1,811,042	$1,625,133	$1,283,388	$665,783
Impairment and credit losses(10)	1,354,514	—	—	—	—	—	—
Equity investment impairment(11)	39,735	—	—	—	—	—	—
Impairment of Pullmantur related assets(12)	—	—	—	—	—	—	399,283
Currency translation adjustment losses(13)	69,044	—	—	—	—	—	—
Pullmantur reorganization settlement(14)	21,637	—	—	—	—	—	—
Oasis of the Seas incident, Grand Bahama’s drydock write-off and other incidental expenses(15)	(1,938)	29,168	35,239	—	—	—	—
Change in the fair value of contingent consideration related to Silversea Cruises acquisition(16)	(45,126)	10,700	18,400	—	—	—	—
Convertible debt amortization of debt discount(17)	21,934
Loss on extinguishment of debt(18)	41,109	6,326	6,326	—	—	—	—
Net loss related to the elimination of Pullmantur reporting lag(19)	—	—	—	—	—	21,656	—
Net gain related to the sale of the Pullmantur and CDF Croisières de France brands	—	—	—	—	—	(3,834)	—
Restructuring charges and other initiative expenses(20)	50,745	—	13,707	—	—	13,479	—
Other initiative costs	—	—	—	—	—	5,027	—
Impairment loss related to Skysea Holding International Ltd. (“Skysea Holding”)(21)	—	—	—	23,343	—	—	—
Impairment and other costs related to exit of tour operations business(22)	—	—	—	11,255	—	—	—
Transaction and integration costs related to the 2018 Silversea Acquisition(16)	—	1,186	2,048	31,759	—	—	—
Amortization of Silversea Cruises intangible assets resulting from the acquisition(23)	9,207	9,207	12,275	2,046	—	—	—
Noncontrolling interest adjustment(24)	72,331	43,082	35,965	3,156	—	—	—
Impact of change in accounting principle(25)	—	—	—	(9,238)	—	—	—
Adjusted net (loss) income attributable to Royal Caribbean Cruises Ltd.	$(2,797,335)	$1,705,420	$2,002,847	$1,873,363	$1,625,133	$1,314,689	$1,065,066

(10)
Represents asset impairment and credit losses recorded in 2020 as a result of the impact of COVID-19.

(11)
Represents equity investment asset impairment, primarily for our investment in Grand Bahama Shipyard, recorded in the first quarter of 2020 as a result of the impact of COVID-19.

(12)
Includes a net deferred income tax benefit of $12.0 million related to the Pullmantur impairment.

(13)
Represents currency translation losses recognized in connection with the ships classified as assets held-for-sale that were previously chartered to Pullmantur.

(14)
Represents estimated cash refunds expected to be paid to Pullmantur guests and other expenses incurred as part of the Pullmantur S.A. reorganization.

(15)
For the nine-month period ended September 30, 2020, amount includes net insurance recoveries related to the collapse of the drydock structure at the Grand Bahama Shipyard involving Oasis of the Seas. For the year ended December 31, 2019, amount includes incidental costs, net of insurance recoveries of $14.5 million related to the collapse of the drydock structure at the Grand Bahama Shipyard involving Oasis of the Seas, which were reported primarily within Other operating expenses in our consolidated statements of comprehensive income (loss) for the year ended December 31, 2019; and $20.7 million regarding the Grand Bahama incident involving one of its dry docks, included in our equity investment income within our consolidated statements of comprehensive income (loss).

(16)
Related to the Silversea Cruises 2018 acquisition.

(17)
Represents the amortization of non-cash debt discount on the $1.15 billion of our 4.25% convertible notes due 2023.

(18)
For the nine months ended September 30, 2020, represents loss on the extinguishment of the $2.2 billion senior secured loan. For the nine months ended September 30, 2019, represents loss on the extinguishment of the $700 million 364-day loan related to the 2018 Silversea Cruises acquisition and the remaining balance of the unsecured term loan originally incurred in 2010 to purchase Allure of the Seas.

(19)
Effective January 1, 2016, we eliminated the two month-reporting lag of Pullmantur Holdings, the parent company of the Pullmantur and CDF Croisières de France brands, to be consistent with the fiscal calendar of the Company. The elimination of the Pullmantur reporting lag represented a change in accounting principle which we believed to be preferable because it provided more current information to the users of our financial statements. Accordingly, the results of Pullmantur Holdings for November and December 2015 are included in our statement of comprehensive income (loss) for the year ended December 31, 2016.

(20)
Represents restructuring charges incurred in relation to the reduction in our U.S. workforce in the second quarter of 2020, the reorganization of our international sales and marketing structure in 2020 and 2019, and the right-sizing of our international offices and Pullmantur brand operations in 2016, as well as other initiative expenses primarily related to the restructuring activities in those years.

(21)
During 2018, we recognized an impairment charge of $23.3 million to write down our investment balance, debt facility and other receivables due from Skysea Holding to their net realizable value.

(22)
In 2014, we created a tour operations business that focused on developing, marketing and selling land based tours around the world through an e-commerce platform. During the second quarter of 2018, we decided to cease operations and exit this business. As a result, we incurred exit costs, primarily consisting of fixed asset impairment charges and severance expense.

(23)
The purchase price for the Silversea Cruises acquisition was allocated based on estimates of the fair value of assets acquired and liabilities assumed at the acquisition date, with the excess allocated to goodwill.

(24)
Adjustment made to exclude the impact of the contractual accretion requirements associated with the put option held by the Silversea Cruises noncontrolling interest prior to the July 2020 noncontrolling interest purchase.

(25)
In January 2018, we elected to change our accounting policy for recognizing stock-based compensation expense from the graded attribution method to the straight-line attribution method for time-based stock awards.

(26)
Adjusted EBITDA represents net (loss) income attributable to Royal Caribbean Cruises Ltd., before interest income, interest expense (net of interest capitalized), depreciation and amortization, equity investment loss or income, other expense or income, impairment and credit losses, Pullmantur reorganization settlement, Oasis of the Seas incident, restructuring charges and other initiative expenses, noncontrolling interest adjustment, transaction and integration costs related to the 2018 Silversea Acquisition, impact of change in accounting principle, and net gain related to the sale of the Pullmantur and CDF Croisières de France brands. The ratio of Adjusted EBITDA to interest expense, net of interest capitalized, is calculated by dividing interest expense, net of interest capitalized, into Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and should not be considered an alternative to any other measure of performance under generally accepted accounting principles. We present Adjusted EBITDA because management believes that Adjusted EBITDA would be useful for equity investors in assessing our operating performance and our performance relative to our financial obligations. The following table reconciles net (loss) income attributable to Royal Caribbean Cruises Ltd. to Adjusted EBITDA for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
	(dollars in thousands)		(dollars in thousands)
Net (loss) income attributable to Royal Caribbean Cruises Ltd.	$(4,430,527)	$1,605,751	$1,878,887	$1,811,042	$1,625,133	$1,283,388	$665,783
Interest income	(15,757)	(21,751)	(26,945)	(32,800)	(30,101)	(20,856)	(12,025)
Interest expense, net of interest capitalized	571,149	313,757	408,513	333,672	299,982	307,370	277,725
Depreciation and amortization	961,226	924,180	1,245,942	1,033,697	951,194	894,915	827,008
Equity investment loss (income)	140,258	(170,393)	(230,980)	(210,756)	(156,247)	(128,350)	(81,026)
Other expense (income)	127,537	34,537	24,513	(11,107)	5,289	35,653	(24,445)
Impairment and credit losses(10)	1,354,514	—	—	11,255	—	—	411,267
Pullmantur reorganization settlement(14)	21,637	—	—	—	—	—	—
Oasis of the Seas incident(27)	(1,938)	11,597	14,530	—	—	—	—
Restructuring charges and other initiative expenses(20)	50,745	—	13,707	—	—	13,479	—
Noncontrolling interest adjustment(24)	72,331	43,082	35,965	3,156	—	—	—
Transaction and integration costs related to the 2018 Silversea Acquisition	—	2,048	2,048	31,759	—	—	—
Impact of change in accounting principle(25)	—	—	—	(9,238)	—	—	—

	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
	(dollars in thousands)		(dollars in thousands)
Net gain related to the sale of the Pullmantur and CDF Croisières de France brands	—	—	—	—	—	(3,834)	—
Adjusted EBITDA	$(1,148,825)	$2,742,808	$3,366,180	$2,960,680	$2,695,250	$2,381,765	$2,064,287
Ratio of Adjusted EBITDA to Interest Expense, net of interest capitalized	(2.01x)	8.74x	8.24x	8.87x	8.98x	7.75x	7.43x

(27)
For the nine-month period ended September 30, 2020, amount includes net insurance recoveries related to the collapse of the drydock structure at the Grand Bahama Shipyard involving Oasis of the Seas. For the nine-month period ended September 30, 2019 and the year ended December 31, 2019, amount includes incidental costs, net of insurance recoveries, of $12.0 million and $14.5 million, respectively, related to the collapse of the drydock structure at the Grand Bahama Shipyard involving Oasis of the Seas, which were reported primarily within Other operating expenses in our consolidated statements of comprehensive income (loss) for the year ended December 31, 2019.

(28)
Net Yields represent Net Revenues per APCD. Net Revenues represent total revenues less commissions, transportation and other expenses and onboard and other expenses. We utilize Net Revenues and Net Yields to manage our business on a day-to-day basis as we believe that they are the most relevant measures of our pricing performance because they reflect the cruise revenues earned by us net of our most significant variable costs, which are commissions, transportation and other expenses and onboard and other expenses. The following table reconciles Gross Yields to Net Yields for the periods presented:

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(dollars in thousands, except APCD, Gross Yields and Net Yields)
Passenger ticket revenues	$7,857,057	$6,792,716	$6,313,170	$6,149,323	$6,058,821
Onboard and other revenues	3,093,604	2,701,133	2,464,675	2,347,078	2,240,253
Total revenues	10,950,661	9,493,849	8,777,845	8,496,401	8,299,074
Less:
Commissions, transportation and other	1,656,297	1,433,739	1,363,170	1,349,677	1,400,778
Onboard and other	639,782	537,355	495,552	493,558	553,104
Net revenues including other initiative costs and divested businesses	8,654,582	7,522,755	6,919,123	6,653,166	6,345,192
Less:
Other initiative costs included in net revenues	—	—	—	(2,230)	—
Net revenues	$8,654,582	$7,522,755	$6,919,123	$6,655,396	$6,345,192
APCD	41,432,451	38,425,304	36,930,939	37,844,644	36,646,639
Gross Yields	$264.30	$247.07	$237.68	$224.51	$226.46
Net Yields	$208.88	$195.78	$187.35	$175.86	$173.15

(29)
Net Cruise Costs and Net Cruise Costs Excluding Fuel represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses and, in the case of Net Cruise Costs Excluding Fuel, fuel expenses. Gross Cruise Costs represent the sum of total cruise operating expenses plus marketing, selling and administrative expenses. In measuring our ability to control costs in a manner that positively impacts Net Income, we believe changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of our performance. The following table reconciles Gross Cruise Costs to Net Cruise Costs for the periods presented:

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(dollars in thousands, except APCD, Gross Cruise Costs per APCD and Net Cruise Costs per APCD)
Total cruise operating expenses	$6,062,765	$5,262,207	$4,896,579	$5,015,539	$5,099,393
Marketing, selling and administrative expenses(30)	1,543,498	1,269,368	1,186,016	1,100,290	1,086,504
Gross Cruise Costs	7,606,263	6,531,575	6,082,595	6,115,829	6,185,897
Less:
Commissions, transportation and other	1,656,297	1,433,739	1,363,170	1,349,677	1,400,778
Onboard and other	639,782	537,355	495,552	493,558	553,104
Net Cruise Costs including divested businesses and other initiative costs	5,310,184	4,560,481	4,223,873	4,272,594	4,232,015

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(dollars in thousands, except APCD, Gross Cruise Costs per APCD and Net Cruise Costs per APCD)
Less:
Net gain related to the sale of Pullmantur and CDF Croisières de France brands included within other operating expenses	—	—	—	(3,834)	—
Other initiative costs included within cruise operating expenses and marketing, selling and administrative expenses	—	—	—	2,433	—
Cost, net of insurance recoveries, related to the Oasis of the Seas incident included within cruise operating expenses	14,530	—	—	—	—
Loss on sale of ship included within operating expenses	—	—	—	—	—
Net Cruise Costs	5,295,654	4,560,481	4,223,873	4,273,995	4,232,015
Less:
Fuel(31)	697,962	710,617	681,118	713,252	795,801
Net Cruise Costs Excluding Fuel	$4,597,692	$3,849,864	$3,542,755	$3,560,743	$3,436,214
APCD	41,432,451	38,425,304	36,930,939	37,844,644	36,646,639
Gross Cruise Costs per APCD	$183.58	$169.98	$164.70	$161.60	$168.80
Net Cruise Costs per APCD	$127.81	$118.68	$114.37	$112.94	$115.48
Net Cruise Costs Excluding Fuel per APCD	$110.97	$100.19	$95.93	$94.09	$93.77

(30)
Amounts do not include: (a) for the year ended December 31, 2019, integration costs related to the 2018 Silversea Acquisition of $0.9 million, transaction costs related to the 2018 Silversea Acquisition of $1.2 million and restructuring and other initiative costs of $13.7 million; (b) for the year ended December 31, 2018, transaction costs related to the 2018 Silversea Acquisition of $31.8 million, the impairment and other costs related to the exit of our tour operations business of $11.3 million and the impact of the change in accounting principle of $9.2 million related to the recognition of stock-based compensation expense and (c) for the year ended December 31, 2016, restructuring charges of $8.5 million.

(31)
Amounts do not include: for the year ended December 31, 2016, fuel expense of $0.4 million included within other initiative costs associated with the redeployment of Pullmantur’s Empress to the Royal Caribbean International brand.

RISK FACTORS
In addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the matters addressed under “Special Note Regarding Forward-Looking Statements,” you should carefully consider the following risks and the risks described on page 6 of the accompanying prospectus before investing in our common stock.
You should also read the risk factors and other cautionary statements, including those described under the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019, as updated by our Current Report on Form 8-K filed on May 13, 2020, and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.
We are subject to certain risks and uncertainties due to the nature of the business activities we conduct. The risks discussed below, as well as the risks identified in the documents incorporated by reference in this prospectus supplement, any of which could materially and adversely affect our business, financial condition, cash flows and results of operations, are not the only risks we face. We may experience additional risks and uncertainties not currently known to us; or, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows, and results of operations.
Risks Relating to our Business
The global COVID-19 pandemic has had, and will continue to have, a material adverse impact on our business and results of operations. The global spread of COVID-19 and the unprecedented responses by governments and other authorities to control and contain the disease, has caused significant disruptions, created new risks, and exacerbated existing risks to our business.
We have been, and will continue to be, negatively impacted by the COVID-19 pandemic, including impacts that resulted from actions taken in response to the outbreak. Examples of these include, but are not limited to: travel bans and cruising advisories and the resulting temporary suspension of our Global Brands’ operations, which currently extends through at least February 28, 2020, excluding sailings from Singapore and, after January 20, 2021, expected Spectrum of the Seas sailings from China, and the temporary suspension of Royal Caribbean International’s sailings departing from Australia through April 30, 2021, of Celebrity Cruises’ full 2020/21 Winter program in Australia and Asia, as well as of their South America sailings through April 7, 2021, of Silversea Cruises’ sailings through April 1, 2021 (except for the February 6, 2021 sailing of Silver Origin) and of Azamara’s sailings through March 20, 2021; restrictions on the movement and gathering of people; social distancing measures; shelter-in-place/stay-at-home orders; and disruptions to businesses in our supply chain. In addition to the imposed restrictions affecting our business, the extent, duration, and magnitude of the COVID-19 pandemic’s effect on the economy and consumer demand for cruising and travel is still rapidly fluctuating and difficult to predict. As such, these impacts may persist for an extended period of time or even become more pronounced, even after we are permitted to and/or begin to resume operations.
The COVID-19 pandemic also has elevated risks affecting significant parts of our business:
•
Operations:   Due to the global public health circumstances, we have decided to extend the suspension of sailings of our Global Brands’ fleet through at least February 28, 2021, excluding sailings from Singapore and, after January 20, 2021, expected Spectrum of the Seas sailings from China, and the temporary suspension of Royal Caribbean International’s sailings departing from Australia through April 30, 2021, of Celebrity Cruises’ full 2020/21 Winter program in Australia and Asia, as well as of their South America sailings through April 7, 2021, of Silversea Cruises’ sailings through April 1, 2021 (except for the February 6, 2021 sailing of Silver Origin) and of Azamara’s sailings through March 20, 2021. It is uncertain as to whether we will need to suspend additional sailings and to what extent, although once such suspension ends, we still do not expect to return to normal sailings for some time. The suspension of sailings and the expected reduction in demand for future cruising once we resume sailing has led to a significant decline in our revenues and cash inflows, which has required us to take cost and capital expenditure containment actions. Consequently, we have reduced and furloughed our workforce, with approximately 23% of our U.S. shoreside employee base being impacted and, except for the minimum safe manning shipboard crew required to operate the ships during the suspension of operations, our shipboard crew were notified that their contracts would end early and they would be notified about new assignments when operations resume in the future. As a result of these actions, we may be challenged in rebuilding our workforce which could further delay our return to service. In addition, we have reduced our planned capital spending through 2021, which may negatively impact our execution of planned growth strategies, particularly as it relates to investments in our ships, technology, and our expansion of land-based developments. Furthermore, we have taken actions to monitor and mitigate changes in our supply chain, and port destination availability, which may strain relationships with our vendors and port partners. On September 21, 2020, the HSP submitted its report on recommendations to the CDC, which included more than 70 detailed recommendations to protect the public health and safety of guests, crew and the communities where cruise ships call. On October 30, 2020, the CDC issued the Conditional Order, which replaces the current “no sail” order that expired on October 31, 2020. While the Conditional Order represents an important step in our return to service, many uncertainties remain as to the specifics and timing of implementation, administration and costs of the requirements of the Conditional Order, some of which may be significant. Further, the Conditional Order contemplates that the CDC may issue additional requirements through technical instructions or orders as needed and that the phases required to resume operations will be further determined based on public health considerations, including the trajectory of the pandemic and the ability of the Company and other cruise ship operators to successfully employ measures that mitigate the risk of COVID-19. In addition, the Conditional Order contains requirements that could negatively impact our results of operations, such as: laboratory testing of crew members and guests; simulated voyages; and the certification process, including implementing the required testing protocols, the prohibition on itineraries longer than seven days, and the demonstration at each port where a ship intends to dock of approval with U.S. port and local health authorities, which requires medical care agreements addressing evacuation to onshore hospitals, housing agreements with onshore facilities for isolation and quarantine of COVID-19 cases, and port agreements to limit the number of cruise ships at any single port. Our ability to meet the requirements under the Conditional Order will determine the timing and implementation of our plans to return to service which we expect to be gradual. We are currently reviewing and assessing the uncertainties relating to the Conditional Order’s requirements and are in dialogue with the CDC. Based on our assessment of these conditions or for other reasons, we may determine it necessary to extend our voluntary suspension of our Global Brands’ cruise sailings which currently extends through at least February 28, 2021, excluding sailings from Singapore and, after January 20, 2021, expected Spectrum of the Seas sailings from China. It is difficult to predict our ability to meet the requirements of the Conditional Order and the costs associated with compliance, some of which could be significant.
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Results of Operations:   Our suspensions of sailings have materially impacted the results of our operations. We have incurred and will continue to incur significant costs associated with cancellations as we accommodate passengers with refunds and future cruise credits; as well as continuing to assist our crew with their return home, food, housing, and medical needs. In addition, although cruise operations are currently suspended, we have incurred and will likely continue to incur significant overhead costs associated with layup of our fleet and enhanced COVID-19 related sanitation procedures. As we cannot control adverse media coverage and we cannot predict exactly when we will resume sailing operations, we are experiencing and may continue to experience weak demand for cruising for an undeterminable length of time and we cannot predict when we will return to pre-outbreak demand or fare pricing or if we will return to such levels in the foreseeable future. In turn, these negative impacts to our financial performance have resulted and may continue to result in impairments of our long-lived and intangible assets, which has influenced our decision making relating to early disposal, sale or retirement of assets. For the nine months ended September 30, 2020, we incurred impairment charges and credit losses of $1.4 billion related to the impairment of goodwill and trademarks and trade names attributable to our Silversea Cruises reporting unit, and long-lived assets as well as credit losses on mostly receivables related to our sale of property and equipment. Following the resumption of operations, our Global Brands and our Partner Brands may be subject to the continued impact of the COVID-19 pandemic. Our Partner Brands, TUI Cruises and Hapag-Lloyd Cruises, resumed limited cruise operations outside of the U.S. in July 2020 with cruises of short durations, with reduced occupancies and with limited or no ports of call. Additionally, any future profitability will be impacted by increased debt service costs as a result of our liquidity actions.

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Liquidity:   The suspension of our sailings and the reduction in demand for future cruising has adversely impacted our liquidity as we have experienced a significant increase in refunds of customer deposits while cash inflows from new or existing bookings on future sailings has reduced sharply. As a result, we have taken actions to increase our liquidity through a combination of capital and operating expense reductions and financing activities. For instance, we borrowed an aggregate principal amount of $2.2 billion in March 2020 and an additional $150 million in May 2020 pursuant to a 364-day senior secured term loan. In March 2020, we drew down all the remaining capacity of our revolving credit facilities for a total of $3.475 billion outstanding at the time. In May 2020, we issued $3.32 billion in Secured Notes of which $1.0 billion is due in 2023 and $2.32 billion is due in 2025. The previously mentioned $2.35 billion, 364-day senior secured loan was repaid in its entirety with a portion of the proceeds of these notes. In June 2020, we issued $1.0 billion in senior unsecured notes which mature in 2023. Also in June and October 2020, we issued $1.15 billion, and $575.0 million, respectively, in convertible notes which are convertible into shares of our common stock, cash, or a combination of common stock and cash, at our election after meeting certain conditions prior to March 15, 2023 and August 15, 2023, respectively. The convertible notes mature in 2023. In June 2020, we established a commercial paper facility for the purpose of issuing short-term, unsecured Sterling-denominated notes for purchase under the Joint HM Treasury and Bank of England’s COVID Corporate Financing Facility commercial paper program in an aggregate principal amount up to £300.0 million. In August 2020, we obtained a one-year commitment for a $700 million senior guaranteed 364-day term loan facility (the “700M Liquidity Facility”) which may be increased to $1.0 billion. In October 2020, we also issued approximately 9.6 million of shares of common stock for approximately $575.0 million. We also agreed with certain of our lenders that we will not pay dividends or engage in stock repurchases for so long as our debt covenant waivers are in effect. On August 24, 2020, Moody’s downgraded our senior unsecured rating from Ba2 to B2, and on August 31, 2020, S&P Global downgraded our senior unsecured rating from BB to B+. On August 24, 2020, Moody’s also downgraded the Silversea Notes from Baa3 to Ba2 and on August 31, 2020, S&P downgraded the Silversea Notes (as defined below) from BBB- to BB and as a result, certain covenants of the indenture governing the Silversea Notes have been reinstated. These downgrades reduce our ability to incur secured indebtedness by reducing the amount of indebtedness that we are permitted to secure, and may negatively impact our access to, and cost of, debt financing. During the quarter ended June 30, 2020, we obtained an interim debt service deferral and financial covenant holidays under certain of our export-credit backed loan facilities to generate a cumulative $0.9 billion of incremental liquidity, which is to be repaid over a period of four years after the 12-month deferral period. Our ability to raise additional financing, whether or not secured, could be limited if our credit rating is further downgraded, and/or if we fail to comply with applicable covenants governing our outstanding indebtedness, and/or if overall financial market conditions worsen. Additionally, due to the complexity of the pandemic’s impact to the economy and uncertainty of its duration, we cannot guarantee that assumptions used to project our liquidity needs will be correct, which may result in the need for additional financing and/or may result in the inability to satisfy covenants required by our current credit facilities. If we continue to raise additional funds through equity or convertible debt issuances, our shareholders could experience dilution of their ownership interest, and these securities could have rights, preferences, and privileges that are superior to that of holders of our ordinary shares. If we raise additional funds by issuing debt, we may be subject to limitations on our operations due to restrictive covenants, which may be more restrictive than the covenants in our existing debt agreements, and we may be required to further encumber our assets. Also, as a result of our additional debt issuances, we will require a significant amount of cash to service our debt and sustain operations. Our ability to generate cash depends on factors beyond our control and we may be unable to repay or repurchase debt at maturity. If adequate funds are not available on acceptable terms, or at all, we may be unable to fund our operations, or respond to competitive pressures, any of which could negatively affect our business. There is no guarantee that financing will be available in the future or that such financing will be available with similar terms or terms that are commercially acceptable to us. Further, if any government agrees to provide us with disaster relief assistance, or other assistance due to the impacts of the COVID-19 pandemic, and we determine it is beneficial to seek such government assistance, it may impose restrictions on executive compensation, share buybacks, dividends, prepayment of debt and other similar restrictions until the aid is repaid or redeemed in full, which could significantly limit our corporate activities and adversely impact our business and operations. We cannot assure you that any more such disaster relief would be available to us.
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Litigation:   On October 7, 2020, a shareholder filed a putative class action complaint against us and certain officers, in the United States District Court for the Southern District of Florida, alleging misrepresentations relating to COVID-19 in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, seeking unspecified damages on behalf of a purported class consisting of all persons and entities (subject to specified exceptions) that purchased or otherwise acquired our securities from February 4, 2020 through March 17, 2020. On October 27, 2020, a second complaint was filed by another shareholder against us and our same officers in the United States District Court for the Southern District of Florida alleging the same misrepresentations relating to COVID-19. As is the case with the first action, the second action seeks unspecified damages on behalf of a purported class consisting of all persons and entities (subject to specified exceptions) that purchased or otherwise acquired our securities from February 4, 2020 through March 17, 2020. We cannot predict the duration or outcome of these lawsuits at this time, although management believes the claims are without merit. Depending on how these cases progress, they could be costly to defend and could divert the attention of management and other resources from operations. Accordingly, even if ultimately resolved in our favor, these actions could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Disease outbreaks and an increase in concern about the risk of illness could adversely impact our business and results from operations.
Disease outbreaks and increased concern related to illness when travelling to, from, and on our ships could cause a drop in demand for cruises, guest cancellations, travel restrictions, an unavailability of ports and/or destinations, cruise cancellations, ship redeployments and an inability to source our crew, provisions or supplies from certain places. Due to the complex and evolving nature of the COVID-19 pandemic we cannot predict the duration of the effect of the current pandemic, and the magnitude is dependent on the development of future events and responses from governments, other authorities, and individual consumers. Our industry, including our passengers and crew, may be subject to enhanced health and safety requirements in the future which may be costly and take a significant amount of time to implement across our fleet and we may be subject to concerns that cruises are susceptible to the spread of infectious diseases such as COVID-19. For example, local governments may establish their own set of rules for self-quarantines and/or require proof of individuals health status prior to or upon visiting. These effects may extend beyond any resolution of the current COVID-19 pandemic through the development of a vaccine or effective therapeutic treatment, and the impact of any of these factors could have a material adverse effect on our business and results of operations. In addition, the new operating protocols we are developing and any other health protocol we may develop or that may be required by law in the future in response to COVID-19 or other infectious diseases may be costly to implement and less effective than we expected in reducing the risk of infection and spread of such disease on our cruise ships, which will negatively impact our operations and expose us to reputational and legal risks.
Risks Relating to Our Indebtedness
Our substantial debt could adversely affect our financial condition.
We have a substantial amount of debt and significant debt service obligations. As of September 30, 2020, on a pro forma basis after giving effect to our October offering of $575 million aggregate principal amount of the 2.875% Senior Convertible Notes and the use of proceeds thereof and our October borrowing of $300 million under the Silver Moon Facility to finance the purchase of Silver Moon, we would have had total debt of approximately $19.4 billion. Our substantial debt could have important negative consequences for us. For example, our substantial debt could:
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require us to dedicate a large portion of our cash flow from operations to service debt and fund repayments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

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increase our vulnerability to adverse general economic or industry conditions;

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limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

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place us at a competitive disadvantage compared to our competitors that have less debt;

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make us more vulnerable to downturns in our business, the economy or the industry in which we operate, including the current downturn related to COVID-19;

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limit our ability to raise additional debt or equity capital in the future to satisfy our requirements relating to working capital, capital expenditures, development projects, strategic initiatives or other purposes;

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restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

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limit or restrict our ability to obtain and maintain performance bonds to cover our financial responsibility requirements in various jurisdictions for non-performance of guest travel, casualty and personal injury;

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make it difficult for us to satisfy our obligations with respect to our debt; and

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increase our exposure to the risk of increased interest rates as certain of our borrowings are (and may be in the future) at a variable rate of interest.

Despite our leverage, we may incur more debt, which could adversely affect our business.
We may incur substantial additional debt in the future. Except for the restrictions under the indentures governing our Secured Notes, 9.125% Senior Guaranteed Notes due 2023 (the “Unsecured Notes”) and certain of our other debt instruments, including our unsecured bank and ECA bank facilities, we are not restricted under the terms of our debt instruments from incurring additional debt or refinancing our debt. Although the indentures governing the Secured Notes, the Unsecured Notes and certain of our other debt instruments, including our unsecured bank and ECA bank facilities, contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances the amount of debt that could be incurred in compliance with these restrictions could be substantial. Our debt instruments do not and will not prevent us from incurring liabilities that do not constitute “Indebtedness” as defined therein. In the event that we execute and borrow under the $700M Liquidity Facility, the credit agreement that would govern the $700M Liquidity Facility would impose substantially similar restrictions (including the related qualifications and exceptions) as are set forth in the indenture governing the Unsecured Notes. If new debt is added to our existing debt levels, the related risks that we now face would increase.
As of September 30, 2020, we have commitments for approximately $11.3 billion of debt to finance the purchase of 12 ships on order by our Royal Caribbean International, Celebrity Cruises and Silversea Cruises brands, 10 of which are guaranteed by the export credit agencies in the countries in which the ships are being built. The ultimate size of each facility will depend on the final contract price (including change orders and owner’s supply) as well as fluctuations in the EUR/USD exchange rate.
We are subject to restrictive debt covenants that may limit our ability to finance future operations and capital needs and to pursue business opportunities and activities. In addition, if we fail to comply with any of these restrictions, it could have a material adverse effect on us.
Certain of our debt instruments, including our unsecured bank facilities and the indentures governing certain of our notes, limit our flexibility in operating our business. For example, certain of our loan agreements and indentures restrict or limit our and our subsidiaries’ ability to, among other things:
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incur or guarantee additional indebtedness;

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pay dividends or distributions on, or redeem or repurchase capital stock and make other restricted payments;

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make investments;

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consummate certain asset sales;

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engage in certain transactions with affiliates;

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grant or assume certain liens; and

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consolidate, merge or transfer all or substantially all of our assets.

Both our ECA facilities and our non-ECA credit facilities contain covenants that require us, among other things, to maintain a fixed charge coverage ratio of at least 1.25x and limit our net debt-to-capital ratio to no more than 62.5%.
On August 24, 2020, Moody’s downgraded the 7.250% Senior Secured Notes due 2025 issued by Silversea Cruise Finance Ltd. (the “Silversea Notes”) from Baa3 to Ba2 and on August 31, 2020, S&P downgraded the Silversea Notes from BBB- to BB and as a result, certain covenants of the indenture governing the Silversea Notes have been reinstated, the application of which had been previously suspended unless and until any such downgrade occurred. The reinstated covenants include, among other things, limitations on the ability of Silversea Cruises and its restricted subsidiaries to incur indebtedness, enter into transactions with affiliates (including Royal Caribbean and its subsidiaries that are not restricted subsidiaries of Silversea Cruises) and pay dividends and make other distributions from Silversea Cruises to Royal Caribbean, each of which may limit our ability to obtain funding and may decrease our operational and financial flexibility, including the ability to make upstream payments from Silversea Cruises and to provide funding support to Silversea Cruises. The Silversea Notes are guaranteed by the Company on a senior unsecured basis. Any event of default or acceleration of the indebtedness under the Silversea Notes could cause the borrowings under other of our debt instruments that contain cross-default provisions to be accelerated or become payable on demand.
All of these limitations will be subject to significant exceptions and qualifications. Despite these exceptions and qualifications, we cannot assure you that the operating and financial restrictions and covenants in the indentures governing the Secured Notes, the Unsecured Notes and the Silversea Notes and certain of our other debt instruments will not adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest. Any future indebtedness may include similar or other restrictive terms. In addition, our ability to comply with these covenants, and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions. If we breach any of these covenants or restrictions, we could be in default under such notes and certain of our other debt instruments and the relevant debt holders or lenders could elect to declare the debt, together with accrued and unpaid interest and other fees, if any, immediately due and payable and proceed against any collateral securing that debt. If the debt under certain of our debt instruments that we enter into were to be accelerated, our liquid assets may be insufficient to repay in full our other debt. Borrowings under other debt instruments that contain cross-default provisions also may be accelerated or become payable on demand. In these circumstances, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness then outstanding.
We will require a significant amount of cash to service our debt and sustain our operations. Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to service our debt.
Our ability to make scheduled payments on our debt service obligations or refinance our debt depends on our future operating and financial performance and ability to generate cash. This will be affected by our ability to successfully implement our business strategy, as well as general economic, financial, competitive, regulatory and other factors beyond our control, such as the disruption caused by the COVID-19 pandemic. If we cannot generate sufficient cash to meet our debt service obligations or fund our other business needs, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay planned capital expenditures or sell assets. We cannot assure you that we will be able to generate sufficient cash through any of the foregoing. If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our obligations with respect to our debt.
Increased regulatory oversight, changes in the method pursuant to which the LIBOR rates are determined and potential phasing out of LIBOR after 2021 may adversely affect the value of a portion of our indebtedness.
A portion of our indebtedness bears interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates would increase our interest expense and our debt service obligations. As of September 30, 2020, we had approximately $6.6 billion of indebtedness that bears interest at variable rates. This amount represented approximately 34.1% of our total indebtedness. As of September 30, 2020, a hypothetical 1% increase in prevailing interest rates would increase our forecasted 2020 interest expense by approximately $14.2 million.
In addition, on July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates the London Interbank Offered Rate (“LIBOR”), announced that it will no longer persuade or compel banks to submit LIBOR rates after 2021. It is unclear whether or not, at that time, LIBOR will cease to exist and a satisfactory replacement rate developed or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of, among other entities, large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index that measures the cost of borrowing cash overnight, backed by U.S. Treasury securities (“SOFR”). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market traction as a LIBOR replacement rate remains in question. As such, the future of LIBOR at this time is uncertain. If LIBOR ceases to exist, the level of interest payments on the portion of our indebtedness that bears interest at variable rates would be affected, which may materially impact the amount of our interest payments under such debt. Further, if we, the agent or the lenders holding a majority of the outstanding loans or commitments under such indebtedness determine that a LIBOR rate is no longer available, that a specific date has been announced after which a LIBOR rate will no longer be made available, or that syndicated loans are being executed or amended to adopt a replacement rate, then the terms of such indebtedness will allow us and the applicable agent to amend such indebtedness to implement a replacement rate, subject to the negative consent of the lenders holding a majority of the outstanding loans or commitments. Such replacement rate will give due consideration to any evolving or then-existing conventions for similar credit facilities, which may result in different than expected interest payments.
Risks Related to Our Common Stock and this Offering
Our management will have broad discretion in the use of the net proceeds, if any, from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds, if any, from this offering and our investors will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. You may not agree with our decisions, and our use of the net proceeds may not yield any return on your investment. Our failure to apply the net proceeds of this offering effectively could compromise our business strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.
There is no certainty regarding the net proceeds to us.
There is no certainty that gross proceeds of $1,000,000,000 will be raised in this offering. The managers have agreed to use their commercially reasonable efforts to sell the shares of common stock on our behalf if and as instructed by us, or to purchase the shares of common stock as principals from time to time, if agreed pursuant to a separate terms agreement. However, we are not required to request the sale of the maximum amount offered or any amount and, if the we request a sale, the managers are not obligated to purchase any shares that are not sold. As a result of the offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by us, we may raise substantially less than the maximum total offering amount or nothing at all.
The terms of existing debt financing gives, and any future preferred equity or debt financing may give, holders of any preferred securities or debt securities rights that are senior to rights of our common shareholders or impose more stringent operating restrictions on our company.
The holders of our existing debt have rights, preferences and privileges senior to those of holders of our common stock in the event of liquidation. If we incur additional debt or raise equity through the issuance of preferred stock or convertible securities, the terms of the debt or the preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations. If we raise funds through the issuance of additional equity, the ownership percentage of our existing shareholders would be diluted. Debt or equity financing may not be available to us on acceptable terms.
The common stock offered hereby will be sold in “at-the-market” offerings, and investors who buy shares at different times will likely pay different prices.
Investors who purchase shares of our common stock in this offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares of common stock sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their shares of common stock as a result of share sales made at prices lower than the prices they paid.
The actual number of shares of common stock we will issue under the equity distribution agreement, at any one time or in total, is uncertain.
Subject to certain limitations in the equity distribution agreement and compliance with applicable law, we have the discretion to deliver a sales notice to the managers at any time throughout the term of the equity distribution agreement. The number of shares of common stock that are sold by the managers after delivering a sales notice will fluctuate based on a number of factors, including the market price of the shares of common stock during the sales period, limits we set with the managers and demand for our shares of common stock during the sales period. Because the price per share of each share of common stock sold will fluctuate based on the market price of our common stock during the sales period, it is not possible at this stage to predict the number of shares of common stock that will be ultimately issued, if any. Our stock price has experienced significant volatility since January 1, 2020, with a high of $135.05 on January 17, 2020 and a low of $22.33 on March 18, 2020. See “— The price of our common stock may be volatile and fluctuate substantially.”
Future sales of our common stock by us or our existing shareholders, or the perception in the public markets that these sales may occur, may depress our share price.
Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline, which may make it more difficult for you to sell your shares at a time and price that you deem appropriate. Future sales of our common stock could also result in substantial dilution of the ownership percentage of our existing shareholders.
Conversion of our convertible notes into shares of our common stock will dilute the ownership interests of our existing shareholders or may otherwise depress the price of our common stock.
The conversion of some or all of our convertible notes will dilute the ownership interests of existing shareholders, unless we satisfy any such conversions solely with cash, and conversions of such notes into shares of our common stock could depress the price of our common stock. In addition, we expect that many investors in our convertible notes will employ a convertible arbitrage strategy with respect to such notes. Investors would typically implement this strategy by short selling our common stock, which could also depress the price of our common stock. The increase in the conversion rate for our convertible notes converted in connection with a make-whole fundamental change (as defined in the indentures governing our convertible notes) could result in additional dilution to existing shareholders.
If securities analysts do not publish research or reports about our business or if they publish negative, or inaccurate, evaluations of our stock, the price of our stock and trading volume could decline.
The trading market for our common stock may be impacted, in part, by the research and reports that securities or industry analysts publish about us or our business. There can be no assurance that analysts will cover us, continue to cover us or provide favorable coverage. If one or more analysts downgrade our stock or change their opinion of our stock, our share price may decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.
We do not expect to pay any cash dividends for the foreseeable future.
In May and July 2020, we agreed with certain of our lenders not to pay dividends or engage in common stock repurchases for so long as our debt covenant waivers are in effect. In addition, because of our liquidity management and the dividend restrictions in the indentures governing our Secured Notes and Unsecured Notes, we are restricted from paying dividends on our common stock or on the common stock of our subsidiaries. As a result, we do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Instead, we plan to devote any earnings to our future operations and recovery. In addition to the indenture governing the Secured Notes, the Unsecured Notes and certain of our debt instruments, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.
The price of our common stock may be volatile and fluctuate substantially.
Our stock price is likely to continue to be volatile. Global stock markets in general have recently experienced extreme volatility primarily as a result of the ongoing COVID-19 coronavirus pandemic. As a result of this volatility, you may not be able to sell your notes purchased in this offering at or above par. The market price for our common stock may be influenced by many factors, including:
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the severity and duration of the COVID-19 coronavirus pandemic, including the impact of the COVID-19 coronavirus pandemic on us and the travel and cruise industries more broadly;

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changes in the prices or availability of fuel;

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our quarterly or annual earnings or those of other companies in our industry;

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the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

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our earnings or recommendations by research analysts who track our common stock or the stock of other cruise companies;

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our ability to access the credit markets for sufficient amounts of capital and on terms that are favorable or consistent with our expectations;

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a global economic slowdown that could affect our financial results and operations and the economic strength of our customers and suppliers; and

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the other factors described herein and under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019, as updated by our Current Report on Form 8-K filed on May 13, 2020, and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020.

In the past, following periods of extreme volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our offerings or business practices. Such litigation may also cause us to incur other substantial costs to defend such claims and divert management’s attention and resources.
We are not a U.S. corporation and our shareholders may be subject to the uncertainties of a foreign legal system in protecting their interests.
Our corporate affairs are governed by our Articles of Incorporation and By-Laws and by the Business Corporation Act of Liberia (the “BCA”). The provisions of the BCA of Liberia resemble provisions of the corporation laws of a number of states in the U.S. However, there are very few judicial cases in Liberia interpreting the BCA. As such, the rights and responsibilities of directors under Liberian law are not as clearly established as the rights and responsibilities of directors under statutes or judicial precedent in certain U.S. States jurisdictions. While the BCA provides that it is to be applied and construed to make the laws of Liberia, with respect of the subject matter of the BCA, uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few court cases interpreting the BCA in Liberia and we cannot predict whether Liberian courts would reach the same conclusions as United States courts. For example, the right of shareholders to bring a derivative action in Liberian courts may be more limited than in U.S. jurisdictions. There may also be practical difficulties for shareholders attempting to bring suit in Liberia and Liberian courts may or may not recognize and enforce foreign judgments. Thus, our public shareholders may have more difficulty in protecting their interests with respect to actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
Ownership limitations in our Articles of Incorporation may impair the ability of purchasers of shares of common stock in this offering to hold or transfer their shares.
In general, under Section 883 of the Code, certain non-U.S. corporations (such as the Company) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. in respect of each category of shipping income for which an exemption is being claimed under Section 883 and (ii) the foreign corporation meets a defined publicly-traded corporation stock ownership test. To assist us in continuing to qualify as a publicly traded corporation under the U.S. Treasury regulations, our Articles of Incorporation contain restrictions on the ownership and transfer of our common stock. Our Articles of Incorporation generally prohibit (subject to limited exceptions) any shareholder from beneficially or constructively owning more than 4.9% of our common stock, whether measured by vote, value or number (the “ownership limit”), unless they receive a waiver from our board of directors, as permitted by our Articles of Incorporation. See “Description of Capital Stock—Common Stock—Voting Rights” in this prospectus supplement. In addition, our Articles of Incorporation contain various other restrictions on the ownership and transfer of our common stock. These ownership and transfer restrictions may impair the ability of purchasers of shares of common stock in this offering to hold or transfer their shares.
Provisions of our Articles of Incorporation, By-Laws and Liberian law could inhibit others from acquiring us, prevent a change of control, and may prevent efforts by our shareholders to change our management.
Certain provisions of our Articles of Incorporation and By-Laws and Liberian law may inhibit third parties from effectuating a change of control of the Company without approval from our board of directors which could result in the entrenchment of current management. These include provisions in our Articles of Incorporation that prevent third parties, other than A. Wilhelmsen AS and Cruise Associates and their permitted transferees, from acquiring beneficial ownership of more than 4.9% of our outstanding shares without the consent of our board of directors.

FORWARD-LOOKING STATEMENTS
Certain statements in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference relating to, among other things, our future performance estimates, forecasts and projections constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to: statements regarding revenues, costs and financial results for 2020 and beyond. Words such as “anticipate,” “believe,” “could,” “driving,” “estimate,” “expect,” “goal,” “intend,” “look into,” “may,” “plan,” “project,” “seek,” “should,” “will,” “would,” “considering”, and similar expressions are intended to help identify forward-looking statements. Forward-looking statements reflect management’s current expectations, are based on judgments, are inherently uncertain and are subject to risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to the following:
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the impact of the global incidence and spread of COVID-19, which has led to the temporary suspension of our operations and has had and will continue to have a material adverse impact on our business, liquidity and results of operations, or other contagious illnesses on economic conditions and the travel industry in general and the financial position and operating results of our Company in particular, such as: the current and potential additional governmental and self-imposed travel restrictions, the current and potential extension of the suspension of cruises and new additional suspensions, guest cancellations;

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our ability to obtain sufficient financing, capital or revenues to satisfy liquidity needs, capital expenditures, debt repayments and other financing needs;

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the effectiveness of the actions we have taken to improve and address our liquidity needs;

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the impact of the economic and geopolitical environment on key aspects of our business, such as the demand for cruises, passenger spending, and operating costs;

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incidents or adverse publicity concerning our ships, port facilities, land destinations and/or passengers or the cruise vacation industry in general;

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our ability to accurately estimate our monthly cash burn rate during the suspension of our operations;

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concerns over safety, health and security of guests and crew;

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any protocols we adopt across our fleet relating to COVID-19, such as those recommended by the Healthy Sail Panel, may be costly and less effective than we expect in reducing the risk of infection and spread of COVID-19 on our cruise ships

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further impairments of our goodwill, long-lived assets, equity investments and notes receivable;

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an inability to source our crew or our provisions and supplies from certain places;

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the incurrence of COVID-19 and other contagious diseases on our ships and an increase in concern about the risk of illness on our ships or when traveling to or from our ships, all of which reduces demand;

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unavailability of ports of call;

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growing anti-tourism sentiments and environmental concerns;

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changes in U.S. foreign travel policy; the uncertainties of conducting business internationally and expanding into new markets and new ventures;

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our ability to recruit, develop and retain high quality personnel;

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changes in operating and financing costs;

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our indebtedness, any additional indebtedness we may incur and restrictions in the agreements governing our indebtedness that limit our flexibility in operating our business, including the significant portion of assets that are collateral under these agreements;

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the impact of foreign currency exchange rates, interest rate and fuel price fluctuations;

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the settlement of conversions of our convertible notes in shares of our common stock or a combination of cash and shares of our common stock, which may result in substantial dilution for our existing shareholders;

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our expectation that we will not declare or pay dividends on our common stock for the near future;

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vacation industry competition and changes in industry capacity and overcapacity;

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the risks and costs associated with protecting our systems and maintaining integrity and security of our business information, as well as personal data of our guests, employees and others;

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the impact of new or changing legislation and regulations or governmental orders on our business;

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pending or threatened litigation, investigations and enforcement actions;

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the effects of weather, natural disasters and seasonality on our business;

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emergency ship repairs, including the related lost revenue;

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the impact of issues at shipyards, including ship delivery delays, ship cancellations or ship construction cost increases;

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shipyard unavailability;

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the unavailability or cost of air service; and

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uncertainties of a foreign legal system as we are not incorporated in the United States.

In addition, many of these risks and uncertainties are currently heightened by and will continue to be heightened by, or in the future may be heightened by, the COVID-19 pandemic. It is not possible to predict or identify all such risks.
The forward-looking statements included in this prospectus supplement speak only as of the date of this document. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider the areas of risk described above, as well as those set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019, as updated by our Current Report on Form 8-K filed on May 13, 2020, those set forth under the heading “Risk Factors” in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020, those identified under the heading “Risk Factors” beginning on page S-15 of this prospectus supplement, as well as in our periodic reports on file from time to time in connection with considering any forward-looking statements that may be made by us and our businesses generally.

USE OF PROCEEDS
We may offer and sell from time to time shares of our common stock having an aggregate offering price of up to $1,000,000,000. Because there is no minimum offering amount required, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.
The net proceeds from the sale of shares of our common stock offered hereby, after commissions and other offering expenses, will be used for general corporate purposes.

CAPITALIZATION
The following table sets forth, as of September 30, 2020, our consolidated capitalization and cash and cash equivalents:
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on an actual basis;

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on a pro forma basis to give effect to (a) our October 2020 offerings of $575 million aggregate principal amount of the 2.875% Senior Convertible Notes and approximately $575 million of common stock and the respective use of net proceeds thereof, including the repayment of our 2.65% Senior Notes due 2020, and (b) our October borrowing of $300 million under the Silver Moon Facility to finance the purchase of Silver Moon; and

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on a further as-adjusted basis to give effect to the sale of shares of our common stock offered hereby, assuming the maximum aggregate offering price is sold (without reflecting expenses but including the estimated aggregate commission in connection with this offering).

You should read this table in conjunction with our consolidated financial statements and related notes thereto which are incorporated by reference.
	As of September 30, 2020
(in millions)	Actual(1)	Pro Forma	Further As Adjusted
Cash and cash equivalents(2)	$3,016.8	$3,834.5	$4,824.5
Debt:
Commercial paper(3)	387.9	387.9	387.9
Unsecured revolving credit facilities due 2022 and 2024(4)	3,382.0	3,382.0	3,382.0
Unsecured term loans due through 2030	7,605.0	7,905.0	7,905.0
$700M Liquidity Facility(5)	—	—	—
2.65% notes due 2020	300.0	—	—
5.25% notes due 2022(6)	650.0	650.0	650.0
7.25% notes due 2025(7)	619.8	619.8	619.8
7.50% notes due 2027	300.0	300.0	300.0
3.70% notes due 2028	500.0	500.0	500.0
10.875% Senior Secured Notes due 2023	1,000.0	1,000.0	1,000.0
11.500% Senior Secured Notes due 2025	2,320.0	2,320.0	2,320.0
4.250% Convertible Senior Notes due 2023(8)	1,150.0	1,150.0	1,150.0
9.125% Senior Guaranteed Notes due 2023	1,000.0	1,000.0	1,000.0
2.875% Convertible Senior Notes due 2023(8)	—	575.0	575.0
Total debt principal amounts	19,214.7	19,789.7	19,789.7
Debt net carrying value adjustments(9)	(541.3)	(650.3)	(650.3)
Finance lease obligations	217.0	217.0	217.0
Total debt(10)	18,890.4	19,356.4	19,356.4
Total shareholders’ equity	8,328.6	8,571.3	9,561.3
Total capitalization	$27,219.0	$27,927.7	$28,917.7

(1)
We completed the 2018 Silversea Acquisition on July 31, 2018. We have included Silversea Cruises’ balance sheet as of June 30, 2020 in our consolidated balance sheet as of September 30, 2020 because we consolidate the operating results of Silversea Cruises on a three-month reporting lag to allow for more timely preparation of our consolidated financial statements. On July 9, 2020, we acquired the remaining 33.3% interest in Silversea Cruises that we did not already own.

(2)
Excludes refunds of customer deposits since September 30, 2020 and expenditures made since September 30, 2020, including amounts paid as we continue to transition ships into various levels of layup, and incremental debt service expenses relating to the offering of our 2.875% Convertible Senior Notes.

(3)
In June 2020, RCL Cruises Ltd., our subsidiary that operates and manages our business in the United Kingdom (“RCL Cruises”), established a commercial paper facility for the purpose of issuing short-term, unsecured Sterling-denominated notes that are eligible for purchase under the Joint HM Treasury and Bank of England’s COVID Corporate Financing Facility commercial paper program in an aggregate principal amount up to £300.0 million. The maturities of the commercial paper notes can vary by note but cannot exceed 364 days from the date of issuance. As of September 30, 2020, we had £300.0 million, or approximately $387.9 million based on the exchange rate at September 30, 2020, of commercial paper notes outstanding under this program, with such amount representing the principal amount outstanding exclusive of amortized interest.

(4)
Includes amounts drawn as of such date. As of September 30, 2020, $1.5 billion was utilized under the unsecured revolving credit facility due 2022 and $1.9 billion was utilized under the unsecured revolving credit facility due 2024.

(5)
The $700M Liquidity Facility was undrawn as of September 30, 2020. The $700M Liquidity Facility is subject to definitive documentation.

(6)
Amounts above do not include the cumulative basis adjustment for fair value hedges which was $19.6 million as of September 30, 2020.

(7)
Represents the principal amount of the Silversea Notes (as defined herein) outstanding as of September 30, 2020. Upon completion of the 2018 Silversea Acquisition, we recorded, at a fair value of $672.0 million of the Silversea Notes. The Silversea Notes are guaranteed and secured by substantially all of the assets of Silversea Cruises and a number of its subsidiaries, subject to certain exceptions, and are guaranteed by Silversea Cruises and the Company on a senior unsecured basis.

(8)
In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component accretes up to the principal amount, which is reflected above, over the expected term of the debt.

(9)
At September 30, 2020, the weighted average interest rate for total debt was 6.00%.

DESCRIPTION OF CAPITAL STOCK
Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. Our common stock is listed on the New York Stock Exchange under the symbol “RCL.” The following summary description of the terms of our capital stock is not complete and is qualified by reference to our Articles of Incorporation, as amended (“Articles of Incorporation”), and our Amended and Restated By-Laws, as amended (“By-Laws”), both of which are exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference to this prospectus supplement.
Common Stock
General
Our directors generally have the power to cause shares of any authorized class of our common stock to be issued for any corporate purpose.
All of the rights of our common stock are subject to any rights of preferred stock.
Voting Rights
Holders of our common stock are entitled to one vote per share on all matters submitted to our shareholders, and unless the BCA otherwise provides, and subject to any rights of holders of preferred stock, the presence in person or by proxy of shareholders holding between them shares having a majority of the votes entitled to be cast at any meeting of shareholders will generally constitute a quorum for the transaction of business at that meeting, but if a meeting is reconvened twice for lack of a quorum then the quorum for the transaction of business at the second reconvened meeting is one third of the votes entitled to be cast at such meeting. We cannot subject the holders of our common stock to further calls or assessments. Under our Articles of Incorporation, holders of our common stock have no preemptive rights. Holders of our common stock are not entitled to cumulative voting for directors, subscription or conversion rights.
Neither Liberian law nor our Articles of Incorporation nor any of our other organizational documents limit the right of persons who are not citizens or residents of Liberia to hold or vote our common stock. However, in June 2000, our Articles of Incorporation were amended to prohibit any person, other than A. Wilhelmsen AS and Cruise Associates or their permitted transferees, from beneficially owning, as determined for purposes of Section 883(c)(3) of the United States Internal Revenue Code of 1986 as amended, and the regulations promulgated thereunder, shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our common stock, unless such person is given an exemption by us. If we issue preferred shares that provide that the holder of such shares shall have more or less voting power than one vote per share on any matter, every reference herein to a majority or other proportion of shares shall refer to a majority or other proportion of the votes relating to the shares.
Dividends
Holders of our common stock have a right, pro rata based on number of shares held, to receive dividends when declared by our board of directors out of funds legally available for the distribution of dividends, subject to any rights of holders of preferred stock.
Sales of Assets, Liquidation and Mergers
Under the BCA, shareholders must vote to approve the sale of all or substantially all of our assets and any decisions by us to liquidate or dissolve. Holders of only one-half of the outstanding shares of our common stock may elect to institute judicial dissolution proceedings on our behalf under the BCA on certain grounds. In the event of our liquidation or dissolution, the holders of our common stock will be entitled to share pro rata, based on the number of shares held, in the net assets available for distribution to them, after we have paid amounts owed to all creditors and we have paid holders of our outstanding preferred stock the liquidation preferences to which they are entitled.

Under the BCA, the holders of a majority of the outstanding shares entitled to vote thereon generally need to approve a merger or consolidation involving us (other than a merger or consolidation with certain of our subsidiaries of which we own at least 90%, and other than certain mergers following tender offers). If more than one class of stock is outstanding at the time of a merger, a separate class vote may also be required.
Call of Meetings
Our By-Laws provide that special meetings of our shareholders can be called at any time by either our board of directors or the Chief Executive Officer, and shall be called at any time by our Secretary at the request of our shareholders holding at least 50% of the votes entitled to be cast at the meeting. In addition, our shareholders holding 10% of the shares entitled to vote in an election of directors or more may call for a meeting of shareholders if there has been a failure to hold an annual meeting.
Election of Directors
Our directors are elected, at either any annual meeting or any special meeting, by a majority of the votes cast by shareholders entitled to vote, and cumulative voting is not permitted. Vacancies on our board of directors are filled by the vote of a majority of the remaining board members for the unexpired term. Directors are elected for one-year terms.
Amendments to Our Articles of Incorporation and By-Laws
Any amendment to our Articles of Incorporation or any shareholder proposal to amend our By-Laws generally requires the authorization by affirmative vote of the holders of not less than two-thirds of all outstanding shares entitled to vote. This requirement does not apply to: (1) an amendment to change the authorized number of shares of stock; (2) an amendment to change our registered agent or registered address; or (3) an amendment for establishing and designating the shares of any class or of any series of any class of preferred stock. In the first case, our Articles of Incorporation can be amended by the affirmative vote of the holders of a majority of all of our outstanding shares entitled to vote and, if there are multiple classes of stock outstanding, a majority of the shares of the class being increased or decreased. In the second case, our board of directors may amend our Articles of Incorporation without shareholder consent to change our registered agent or registered address. In the third case, our board of directors has the power to establish and designate new classes or series of preferred stock without shareholder consent. In addition, our board of directors has the power to adopt, amend or repeal our By-Laws.
Dissenters’ Rights of Appraisal and Payment
Under Liberian law, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and have the right to receive payment of the fair value of their shares. If we amend our Articles of Incorporation in a way that alters certain rights of any of our shareholders, those shareholders have the right to dissent and receive payment for their shares. The dissenting shareholders may not receive that payment unless they follow the procedures set forth in the BCA. Those procedures require that if we cannot agree with our dissenting shareholders on a price for the shares, we shall institute a special proceeding in a Liberian court of competent jurisdiction or any other court of competent jurisdiction in which the corporation or other entity maintains offices; but in the case of a merger, consolidation, re-domiciliation or reregistration where the offering entity is a foreign entity without an office in Liberia, proceedings shall be brought in the country where the office of the Liberian corporation, whose shares are to be valued, was located or any other court of competent jurisdiction. The value of the shares of any dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.
Shareholders’ Actions
Under Liberian law, any of our shareholders may bring an action in our name to procure a judgment in our favor, provided that shareholder is a holder of our shares or of a beneficial interest in such shares at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law, among other requirements.

Advance Notice Provisions
Our By-Laws contain advance notice provisions with respect to shareholder nominations of candidates for election as directors and of any other business that the shareholder intends to bring at a meeting of shareholders other than procedural matters relating to the conduct of the meeting.
Limitations Under Indebtedness
Agreements governing certain of our indebtedness contain covenants that impose restrictions (subject to some exceptions) on us and our subsidiaries’ ability to take certain corporate actions.
Transfer Agent
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.
Preferred Stock
Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock. At the time that any series of our preferred stock is authorized, our board of directors will fix any dividend rights, any conversion rights, any voting rights, any redemption provisions, any liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our common stock or make it more difficult to effect a change in control. Our preferred stock could be used to dilute the stock ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred stock could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common stock.
Liability of Directors and Officers
Our Articles of Incorporation contain provisions which eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duties to the fullest extent permitted by Liberian law. In practice, we expect this eliminates the potential for monetary damages resulting from breach of fiduciary duties other than liability for:
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breaches of the duty of loyalty;

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acts or omissions not in good faith;

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acts or omissions which involve intentional misconduct or a knowing violation of law; or

•
any transactions in which the director derived an improper personal benefit.

In addition, our Articles of Incorporation provide that directors and officers shall be indemnified and held harmless by us to the fullest extent permitted by Liberian law, if a director or officer is a party to or is threatened to be made a party to an action, suit or proceeding by reason of the fact that such person is or was our director or officer or serving at our request as a director or officer of another entity. Our By-Laws also contain provisions regarding the indemnification of directors and officers.
We believe that these provisions are necessary to attract and retain qualified persons as our directors and officers.

EXCHANGE CONTROLS
There are currently no exchange control restrictions on remittances of dividends on our common stock, payment of principal or interest on any indebtedness or on the conduct of our operations in Liberia by reason of our incorporation in Liberia.

TAXATION
This discussion does not constitute, and should not be considered as, legal or tax advice to prospective holders of our common stock. This discussion is for general information purposes only and is based upon the Liberia Revenue Code of 2000 as amended, and the United States federal income tax laws as in effect on the date of this prospectus supplement, which are subject to change, possibly with retroactive effect, and to differing interpretations.
The following summary contains a description of certain Liberian and U.S. federal income tax considerations generally applicable to the ownership and disposition of our common stock, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell our common stock. This description is not applicable to all categories of investors, some of which may be subject to special rules, and it does not specifically address all of the Liberian and U.S. federal income tax considerations applicable to any particular holder. In particular, this summary does not describe any tax consequences arising under the laws of any state, locality or municipality of Liberia or the United States or any other jurisdiction. Holders of our common stock should consult their own tax advisors as to the Liberian, U.S. or other tax consequences of the purchase, ownership and disposition of our common stock to them.
Liberian Tax Considerations
Under current Liberian law, no Liberian taxes or withholding will be imposed on payments to holders of our common stock other than to a holder that is a resident Liberian entity or a resident individual or an individual or entity subject to taxation in Liberia as a result of having a permanent establishment within the meaning of the Liberia Revenue Code of 2000 as amended in Liberia.
United States Federal Income Tax Considerations
The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined herein) of the beneficial ownership and disposition of our common stock. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, rulings, official pronouncements and judicial decisions, all as in effect on the date of this prospectus supplement and all of which are subject to change, possibly with retroactive effect, and different interpretations. This summary addresses tax considerations only for U.S. Holders that purchase our common stock pursuant to this offering at the original issue price and that hold our common stock as “capital assets” as defined in the Code (generally, property held for investment). Moreover, this summary is for general information only and does not address all of the tax consequences that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.S. federal income tax laws (such as banks, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities, dealers in securities, traders in securities that elect to use a mark to market method of accounting, brokers, expatriates, entities or arrangements treated as partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes, and partners or members therein, persons who hold their common stock as part of a straddle, hedge, conversion transaction or other integrated investment, U.S. Holders whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax or persons deemed to sell our common stock under the constructive sale provisions of the Code), all of whom may be subject to tax rules that differ significantly from those summarized below. The discussion below does not address U.S. federal estate and gift tax considerations, the Medicare tax or the effect of any state, local or non-U.S. tax law. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS or a court will not take a contrary position with respect to such statements or conclusions.
ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE OR LOCAL TAX LAWS, NON-U.S. TAX LAWS OR INCOME TAX TREATIES.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of a share of common stock, that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

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a trust (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) if it has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership or other pass-through entity or arrangement treated as a partnership, in each case, for U.S. federal income tax purposes, holds shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of such partnership or pass-through entity or arrangement. A partnership holding shares of common stock or a partner therein should consult its own tax advisors as to the tax consequences of holding and disposing of our common stock.
Prospective investors considering the purchase of our common stock should consult their own tax advisors concerning the particular U.S. federal income tax consequences to them of the ownership of shares of common stock in light of their specific situation, as well as the consequences to them arising under the laws of any other taxing jurisdiction
Ownership of Common Stock
Distributions on Common Stock
Distributions, if any, made on our common stock will generally be included in a U.S. Holder’s income as ordinary dividend income to the extent of our current or accumulated earnings and profits. However, for individual U.S. Holders, such dividends currently are generally taxed at the lower applicable long-term capital gains rates, provided certain holding period and other requirements are satisfied. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. So long as our stock is considered readily tradable on an established securities market in the United States, we expect that we will constitute a “qualified foreign corporation” and dividends received by certain non-corporate U.S. Holders should, subject to applicable limitations, qualify as “qualified dividend income” eligible for preferential rates. As noted below under “—Passive Foreign Investment Company Status,” if we were found to be a PFIC (as defined herein), however, we would not constitute a “qualified foreign corporation” and dividends received by non-corporate U.S. Holders would not qualify as “qualified dividend income” eligible for preferential rates. We believe that we were not a PFIC for the 2019 taxable year, and as discussed below, we believe that we should not be a PFIC for the 2020 taxable year or for the foreseeable future.
Amounts taxable as dividends will generally be treated as income from sources outside the United States and will, depending on your circumstances, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.
However, if (a) we are 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of our earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the United States for such taxable year, divided by the total amount of our earnings and profits for such taxable year.
Disposition of Common Stock
Upon the sale, exchange, or other taxable disposition of our common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. holder’s tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) are generally subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to certain limits under the Code.
Any gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of common stock generally will be U.S. source income or loss for purposes of computing the foreign tax credit allowable to a U.S. Holder. Consequently, a U.S. Holder may not be able to claim a credit for any non-U.S. tax imposed upon a disposition of common stock unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.
Passive Foreign Investment Company Status
The foregoing discussion assumes that we are not and will not become a “passive foreign investment company,” or “PFIC” for U.S. federal income tax purposes. A non-U.S. corporation will generally be a PFIC in any taxable year in which, after applying the relevant look-through rules with respect to the income and assets of its subsidiaries, either 75% or more of its gross income is “passive income” (generally including (without limitation) dividends, interest, annuities and certain royalties and rents not derived in the active conduct of a business) or the aggregate value of its assets that produce passive income or are held for the production of passive income is at least 50% of the total value of its assets. In determining whether we meet the 50% test, cash is considered a passive asset, and the total value of our assets will generally be treated as equal to the sum of the aggregate fair market value of our outstanding stock plus our liabilities. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.
We believe that we were not a PFIC for the 2019 taxable year, and based on our current and currently anticipated method of operation, we do not anticipate being a PFIC for the 2020 taxable year or for the foreseeable future. However, because PFIC status is determined annually and depends on the composition of a company’s income and assets and the fair market value of its assets, there can be no assurances in this regard.
If we were found to be a PFIC for any taxable year in which a U.S. Holder held ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder, including a recharacterization of any capital gain recognized on a sale or other disposition of shares as ordinary income, ineligibility for any preferential tax rate otherwise applicable to any “qualified dividend income,” a material increase in the amount of tax that such U.S. Holder would owe and the possible imposition of interest charges, an imposition of tax earlier than would otherwise be imposed and additional tax form filing requirements.
A U.S. Holder owning shares in a PFIC may be able to avoid or mitigate the adverse tax consequences of PFIC status by making a “mark-to-market” election, if deemed appropriate based on guidance provided by its own tax advisor.
Foreign Financial Asset Reporting
A U.S. Holder that holds certain foreign financial assets (which may include our common stock) other than in an account at certain financial institutions may be required to report information relating to such assets to the IRS. Failure to report such information, if required, may result in substantial penalties. U.S. Holders should consult their own tax advisors regarding such requirement.

CERTAIN ERISA AND RELATED CONSIDERATIONS
The following is a summary of certain considerations associated with the purchase of our common stock (including any interest in common shares) by (i) employee benefit plans subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, which we refer to as “ERISA”, (ii) plan, individual retirement accounts or other arrangements subject to Section 4975 of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code” or provisions under any other U.S. or non-U.S. federal, state, local or other laws or regulations that are similar to such provisions of ERISA or the Code, which we collectively refer to as “Similar Laws”, and (iii) entities whose underlying assets are considered to include “plan assets” of such employee benefit plans, plans, accounts or arrangements pursuant to ERISA or otherwise (each of the foregoing described in clause (i), (ii) and (iii) referred to as a “Plan” for the purposes of this “Certain ERISA and Related Considerations” section).
General Fiduciary Matters
ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA (each, an “ERISA Plan”). Each fiduciary of an ERISA Plan should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in our common stock. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the applicable prudence, delegation of control, diversification and conflicts of interest provisions of ERISA and would be consistent with the documents and instruments governing the Plan. Similar considerations may apply to Plans that are subject to Similar Law.
Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans and plans subject to Section 4975 of the Code (together “Covered Plans”) from engaging in certain transactions involving “plan assets” with persons that are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code with respect to such Plans, including transactions involving prohibited conflicts of interests. A violation of these “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption. For example, prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code could arise if common stock (including any interest in a share of common stock) were acquired by a Covered Plan with respect to which we or any initial purchaser, or any of our or their respective affiliates are a party in interest or a disqualified person (“Transaction Entities”). If any initial purchaser or we are a party in interest or disqualified person with respect to an investing Covered Plan (either directly or, in our case, by reason of our ownership of our subsidiaries), the purchase of our common stock by the Plan could result in a sale or exchange that is prohibited by Section 406(a)(1)(A) of ERISA and Section 4975(c)(1)(A) of the Code, unless exemptive relief were available under an applicable exemption (see below).
The U.S. Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may potentially provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of our common stock by a Covered Plan. Those class exemptions include, without limitation: PTCE 96-23—for certain transactions determined by in-house asset managers; PTCE 95-60—for certain transactions involving insurance company general accounts; PTCE 91-38—for certain transactions involving bank collective investment funds; PTCE 90-1—for certain transactions involving insurance company separate accounts; PTCE 90-1—for certain transactions involving insurance company separate accounts; and PTCE 84-14—for certain transactions determined by independent qualified professional asset managers. In addition, ERISA Section 408(b)(17) and Code Section 4975(d)(20) each provides an exemption for the purchase by, and sale of securities to, a service provider to the Covered Plan, provided that the neither the service provider is nor any of its affiliates is a fiduciary to the Plan and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called “service provider exemption”). Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Covered Plans considering our common stock, including any interest in a share of common stock, in reliance on these or any other exemption should carefully review the exemptions to assure an exemption is applicable to all prohibited transactions that might arise in connection with an investment in our common stock. No assurance can be made that all of the conditions of any such exemption or any other exemption will be satisfied with regard to any investment in our common stock.
Plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code, but may be subject to Similar Laws.
Representations
Because of the possibility that direct or indirect prohibited transactions or violation of applicable Similar Laws could occur as a result of the purchase, holding or disposition of common stock or any interest in our common stock by a Plan may not be purchased by any Plan, or any person investing the assets of any Plan, unless its purchase, holding and disposition of our common stock will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any Similar Laws.
Each purchaser or holder of our common stock or any interest in our common stock will be deemed to have represented by its purchase and holding of the common stock that either (i) it is not a Plan, and is not purchasing or holding the common stock with the assets of a Plan; or (ii) its investment in our common stock will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation of any applicable Similar Laws. If any purchaser or subsequent transferee of our common stock or any interest therein is using assets of a Covered Plan to acquire or hold our common stock, such purchaser and subsequent transferee will be deemed to represent and warrant that none of the Transaction Entities has acted or will act as the Plan’s fiduciary with respect to the Plan’s investment in our common stock (unless an exemption applies) .
The discussion set forth above is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. Each Plan fiduciary who is responsible for making the investment decisions whether to invest in our common stock must determine for itself whether under the general fiduciary standards of investment prudence and diversification and under the documents and instruments governing the Plan, an investment in our common stock is appropriate for the Plan, and that the purchase and holding of our common stock does not violate, as applicable, the rules under ERISA, the Code or applicable Similar Laws. Purchasers of our common stock and of interests therein have the exclusive responsibility for ensuring that their investment in our common stock complies with the applicable fiduciary responsibility rules of ERISA and the Code, and will not result in a violation of the prohibited transaction rules of ERISA, the Code or applicable Similar Laws.
Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering the purchase and/or holding of our common stock on behalf of, or with the assets of, any Plan consult with its counsel regarding the consequences under ERISA, the Code and any applicable Similar Laws to such transactions and, to the extent necessary, whether an exemption would be applicable to an investment in our common stock. The sale of our common stock or any interest in common stock to any Plan is in no respect a representation or recommendation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such Plan, or that such investment is advisable or appropriate for Plans generally or for any specific Plan.

PLAN OF DISTRIBUTION
We have entered into an equity distribution agreement with the financial institutions named on the cover page of this prospectus supplement, as our managers, under which we may offer and sell from time to time shares of our common stock having an aggregate offering price of up to $1,000,000,000. Under the terms of the equity distribution agreement, the managers may act as agents on our behalf or purchase shares of our common stock as principal pursuant to a separate terms agreement.
The managers may sell our common stock by any method permitted by law. The shares of common stock may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
We will designate the maximum price of common stock to be sold through a designated manager or otherwise as we and the managers agree and the minimum price per share at which such common stock may be sold. No designated manager is required to sell any specific dollar amount of shares. Subject to the terms and conditions of the equity distribution agreement, each designated manager will use its commercially reasonable efforts consistent with its normal sales and trading practices to sell on our behalf all of the designated shares of common stock. We may instruct the managers not to sell any common stock if the sales cannot be effected at or above the price designated by us in any such instruction. We or a designated manager may suspend the offering of our common stock by notifying the other party.
The designated manager will provide to us written confirmation following the close of trading on the NYSE each day on which shares of common stock are sold under the equity distribution agreement. Each confirmation will include the number of shares of common stock sold on such day, the gross sales proceeds and the commission payable by us to the designated manager. We will report at least quarterly the number of shares of common stock sold through the managers under the equity distribution agreement, the net proceeds to us and the compensation paid by us to the managers in connection with the sales of the shares of common stock.
We will pay the managers an aggregate commission equal to 1.00% of the gross sales price per share of common stock sold under the equity distribution agreement.
Under the terms of the equity distribution agreement, we may also sell shares to one or more of the managers as principal for their own respective account and we will pay the managers an aggregate commission equal to 1.00% of the gross sales price of common stock sold. If we sell shares to a manager as principal, we will enter into a separate terms agreement with that manager, setting forth the terms of such transaction, and we will describe the agreement in a separate prospectus supplement or pricing supplement.
Settlement of any sales of common stock will occur, unless the parties agree otherwise, on the second business day following the date on which such sales were made (or such earlier day as is industry practice for regular-way trading). There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of our common stock as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and the managers may agree.
The offering of our common stock pursuant to the equity distribution agreement will terminate upon the earlier of the (i) sale of all of our shares of common stock subject to the equity distribution agreement, (ii) termination of the equity distribution agreement by us or by the managers as provided therein or (iii) the second anniversary of the date of the equity distribution agreement.
In connection with the sale of the shares of common stock on our behalf, each of the managers may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation paid to each of the managers may be deemed to be underwriting commissions or discounts.
We have agreed to provide indemnification and contribution to the several managers against certain liabilities, including civil liabilities under the Securities Act.
Other than in the United States, no action has been taken by us or the managers that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
The managers and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the managers and their respective affiliates have engaged, and may in the future engage, in investment banking, commercial banking and other financial advisory and commercial dealings with us and our affiliates. Certain of the managers and/or certain of their affiliates are agents and/or lenders under certain of the Company’s credit facilities, including certain term loans, vessel financing facilities and other credit agreements.
Skandinaviska Enskilda Banken AB (publ) (“SEB”) is not a U.S. registered broker-dealer and therefore, intends to participate in the offering outside of the United States and, to the extent that the offering by SEB is in the United States, it will offer to and place securities with investors through SEB Securities Inc., an affiliated U.S. broker dealer. The activities of SEB in the United States will be effected only to the extent permitted by Rule 15a-6 under the Exchange Act.
In addition, in the ordinary course of their business activities, the managers and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the managers or their affiliates have a lending relationship with us, certain of those managers or their affiliates routinely hedge, and certain other of those managers may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these managers and their respective affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The managers and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS
The validity of the common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the managers by Shearman & Sterling LLP, New York, New York. Watson Farley & Williams LLP, New York, New York will pass upon certain matters of Liberian law.
EXPERTS
The financial statements incorporated in this prospectus supplement by reference to Royal Caribbean Cruises Ltd.’s Current Report on Form 8-K dated May 13, 2020 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Royal Caribbean Cruises Ltd. for the year ended December 31, 2019 have been so incorporated in reliance on the report (which contains an emphasis of matter paragraph relating to the impact of COVID-19 and the Company’s liquidity and management’s plans, as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” the information that we file with the SEC. This allows us to disclose important information to you by referring to those filed documents. Any information referred to in this way is considered part of this prospectus supplement and the accompanying prospectus, except for any information that is superseded by information that is included directly in this prospectus supplement and the accompanying prospectus, and any information that we file with the SEC after the date of this prospectus supplement will automatically update and supersede this information.
We are incorporating by reference the documents listed below and all documents that we file after the date of this prospectus supplement with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the shares of common stock covered by this prospectus supplement. These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference in this prospectus supplement or the accompanying prospectus), as well as proxy statements. You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus supplement. This prospectus supplement and the accompanying prospectus incorporate by reference the documents listed below that we have filed with the SEC but have not been included or delivered with this document:
•
our Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 25, 2020, as updated by our Current Report on Form 8-K filed on May 13, 2020;

•
our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2020, filed on May 21, 2020, for the quarter ended June 30, 2020, filed on August 10, 2020 and for the quarter ended September 30, 2020, filed on November 4, 2020;

•
the portions of our Definitive Proxy Statement on Schedule 14A, filed on April 17, 2020 that are incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2019;

•
our Current Reports on Form 8-K, filed on March 10, 2020, March 11, 2020, March 16, 2020, March 16, 2020, March 23, 2020, March 25, 2020, April 1, 2020, April 2, 2020, April 10, 2020, April 17, 2020, April 24, 2020, May 4, 2020 and May 11, 2020 (as amended on May 12, 2020), May 13, 2020, May 13, 2020, May 19, 2020, May 29, 2020, June 4, 2020, June 5, 2020, June 9, 2020, June 23, 2020, June 24, 2020, July 10, 2020, July 20, 2020, July 30, 2020, August 3, 2020, August 12, 2020, August 31, 2020, September 16, 2020, October 7, 2020, October 14, 2020, October 15, 2020, October 16, 2020, November 12, 2020 and November 19, 2020; and

•
the description of our common stock set forth under the caption “Description of Registrant’s Securities to be Registered” in our Registration Statement on Form 8-A filed with the SEC on April 15, 1993.

We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.
Those filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov.
We will provide to each person, including any beneficial owner, to whom a prospectus supplement has been delivered free of charge upon oral or written request, copies of any documents that we have incorporated by reference into this prospectus supplement or the accompanying prospectus, other than exhibits that are incorporated by reference into those documents, unless such exhibits are specifically incorporated by reference in such incorporated document. You can obtain copies through our Investor Relations website at www.rclcorporate.com or by contacting our Investor Relations department at 1050 Caribbean Way, Miami, Florida 33132; telephone (305) 982-2625.
Except as provided above, no other information, including, but not limited to, information filed with the SEC or contained on our websites, is incorporated by reference in or part of this prospectus supplement or the accompanying prospectus.

Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated by reference into this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded to the extent that a statement is made in any subsequently filed document that modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

PROSPECTUS
Royal Caribbean Cruises Ltd.

Common Stock
Preferred Stock
Debt Securities

From time to time with this prospectus, we may offer, issue and sell, together or separately, common stock, preferred stock and debt securities, and certain shareholders named in this prospectus or to be identified in the future may offer common stock. We provide more information about how we or the selling shareholders may elect to sell our securities in the section titled “Plan of Distribution” on page 21 of this prospectus. Specific prices and terms of these securities and offerings will be provided in one or more supplements to this prospectus to the extent required by law. Before you invest, you should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you make your investment decision.
Our common stock is listed on the New York Stock Exchange under the symbol “RCL.” On February 22, 2018, the last reported sale price of our common stock was $129.60 per share.

Investing in these securities involves risks. See “Risk Factors” on page 6 of this prospectus, in any prospectus supplement accompanying this prospectus and in our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission after our most recent Annual Report and, if applicable, any other documents incorporated herein or in the relevant prospectus supplement by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is February 26, 2018.

i

ABOUT THIS PROSPECTUS
This prospectus is part of an “automatic shelf” registration statement that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), utilizing a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act. Under this shelf registration process, we and the selling shareholders may offer and sell, from time to time, any combination of the securities described in this prospectus in one or more offerings. This prospectus only provides you with a general description of the securities we and/or the selling shareholders may offer. If required by applicable law, each time we or one or more selling shareholders sell securities under this prospectus, we will provide a prospectus supplement to this prospectus that will contain specific information about the terms of the offering, including the specific amounts, prices and terms of the securities offered. We may also add, update or change in a prospectus supplement any information contained in this prospectus. To the extent any statement made in a prospectus supplement or a document incorporated by reference herein after the date hereof is inconsistent with the statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement or the incorporated document. You should carefully read both this prospectus and any prospectus supplement together with the additional information incorporated herein and therein described under the heading “Where You Can Find More Information” before you make any investment decision.
You should rely only on the information contained in or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any free writing prospectus filed by us with the SEC. Neither we nor the selling shareholders have authorized anyone to provide you with any different information. We are not making offers to sell these securities in any jurisdiction where the offer is not permitted. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in or incorporated by reference in this prospectus or any accompanying prospectus supplement or in any free writing prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus or of any prospectus supplement, free writing prospectus or document incorporated by reference.
When used in this prospectus, the terms the “Company,” “we,” “our”, and “us” refer to Royal Caribbean Cruises Ltd. only, and not to its subsidiaries, unless the context requires otherwise.

WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.
The SEC allows us to “incorporate by reference” information into this prospectus and any accompanying prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus and any accompanying prospectus supplement, except for any information superseded by information contained directly in this prospectus, any accompanying prospectus supplement, any subsequently filed document deemed incorporated by reference or any free writing prospectus prepared by or on behalf of us.
We are incorporating by reference the documents listed below, and all documents that we file after the date of this prospectus with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of securities covered by this prospectus:
•
our Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018; and

•
the description of our Common Stock set forth under the caption “Description of Registrant’s Securities to be Registered” in the Company’s Registration Statement on Form 8-A filed with the SEC on April 15, 1993.

Unless we specifically state otherwise, none of the information furnished under Items 2.02 or 7.01 in our Current Reports on Form 8-K is, or will be, incorporated by reference in this prospectus.
We will provide to each person, including any beneficial owner, to whom a prospectus has been delivered, free of charge, upon oral or written request copies of any documents that we have incorporated by reference into this prospectus. You can obtain copies through our Investor Relations website at www.rclinvestor.com or by contacting our Investor Relations department at 1050 Caribbean Way, Miami, Florida 33132; telephone (305) 982-2625. The information on our website is not incorporated into this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and any accompanying prospectus supplement and any documents incorporated by reference include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding guidance contained in our periodic reports, business and industry prospects or future results of operations or financial position, made in this prospectus, any accompanying prospectus supplement and the documents incorporated herein and therein by reference are forward-looking. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “will,” “driving” and similar expressions are intended to further identify any of these forward-looking statements. Forward-looking statements reflect management’s current expectations, but they are based on judgments and are inherently uncertain. Furthermore, they are subject to risks, uncertainties and other factors that could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to, those discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2017.
The forward-looking statements included in this prospectus speak only as of the date of this document. Readers are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ENFORCEABILITY OF CIVIL LIABILITIES
We are a Liberian corporation. Certain of our directors and controlling persons are residents of jurisdictions other than the United States, and all or a substantial portion of their assets and a significant portion of our assets are located outside the United States. As a result, it may be difficult for investors to serve process within the United States upon us or those persons or to enforce against us or them judgments obtained in United States courts based upon civil liability provisions of the federal securities laws of the United States. We have been advised by the law firm of Watson Farley & Williams LLP (as to Liberian law), that, both in original actions and in actions for the enforcement of judgments of United States courts, there is doubt as to whether civil liabilities based solely upon the United States federal securities laws are enforceable in Liberia.

THE COMPANY
We are the world’s second largest cruise company. We own and operate three global cruise brands: Royal Caribbean International, Celebrity Cruises and Azamara Club Cruises. We also own a 50% joint venture interest in the German brand TUI Cruises, a 49% interest in the Spanish brand Pullmantur and a 36% interest in the Chinese brand SkySea Cruises. Together, these six brands operate a combined total of 49 ships in the cruise vacation industry with an aggregate capacity of approximately 124,070 berths as of December 31, 2017.
Our ships operate on a selection of worldwide itineraries that call on approximately 540 destinations on all seven continents. In addition to our headquarters in Miami, Florida, we have offices and a network of international representatives around the world which primarily focus on sales and market development.
We compete principally by establishing valued brands that offer exceptional service provided by our crew and on the basis of innovation and quality of ships, variety of itineraries, choice of destinations and price. We believe that our commitment to build state-of-the-art ships and to invest in the maintenance and upgrade of our fleet to, among other things, incorporate our latest signature innovations, allows us to continue to attract new and loyal repeat guests.
We believe cruising continues to be a popular vacation choice due to its inherent value, extensive itineraries and variety of shipboard and shoreside activities. In addition, our brands are well-positioned globally and possess the ability to attract a wide range of guests by appealing to multiple customer bases allowing our global sourcing to be well diversified.
Royal Caribbean International was founded in 1968. The current parent corporation, Royal Caribbean Cruises Ltd., was incorporated on July 23, 1985 in the Republic of Liberia under the Business Corporation Act of Liberia (the “Business Corporation Act”). Our principal executive office is located at 1050 Caribbean Way, Miami, Florida 33132. Our telephone number at that address is (305) 539-6000. We maintain internet websites at www.royalcaribbean.com, www.celebritycruises.com and www.azamaraclubcruises.com. Information for our investors is available at www.rclinvestor.com. The information on our websites is not incorporated into this prospectus.

RISK FACTORS
Investing in our securities involves risk. You should consider carefully the risks and uncertainties described under the heading “Risk Factors” in any applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, which are incorporated herein by reference, before you decide whether to purchase any of our securities. These risks could materially affect our business, financial condition, results of operations and cash flows, and you may lose part or all of your investment. For more information, see the section of this prospectus titled “Where You Can Find More Information.”

USE OF PROCEEDS
Unless we specify otherwise in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of the securities offered by this prospectus for capital expenditures, the repayment of indebtedness, working capital and other general corporate purposes.
Unless set forth in any accompanying prospectus supplement, we will not receive any of the proceeds of any sales of common stock by the selling shareholders.

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth the ratio of earnings to fixed charges for each of the periods presented. In calculating this ratio, we take earnings to consist of net income, excluding taxes and income (loss) from equity investees, net of distributions, plus fixed charges and excluding capitalized interest. Fixed charges include gross interest expense, capitalized interest, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. For the years ended December 31, 2014 and 2013 we have included actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rental expense is representative of the interest factor.
	Year ended December 31,
	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges	5.7x	4.6x	2.9x	3.2x	2.2x

DESCRIPTION OF CAPITAL STOCK
General
Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. The following summary description of the terms of our capital stock is not complete and is qualified by reference to our Articles of Incorporation, as amended to date, and By-Laws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is part, and the certificate of designations which we will file with the SEC at the time of any offering of our preferred stock.
Common Stock
General
Our directors generally have the power to cause shares of any authorized class of our common stock to be issued for any corporate purpose.
Holders of our common stock are entitled to one vote per share on all matters submitted to our shareholders, and unless the Business Corporation Act otherwise provides, and subject to any rights of holders of preferred stock, the presence in person or by proxy of the holders of a majority of all of our outstanding common stock at any meeting of shareholders will constitute a quorum for the transaction of business at that meeting. We cannot subject the holders of our common stock to further calls or assessments. Under our Articles of Incorporation, holders of our common stock will have no preemptive, subscription or conversion rights.
Neither Liberian law nor our Articles of Incorporation nor any of our other organizational documents limit the right of persons who are not citizens or residents of Liberia to hold or vote our common stock. However, in May 2000, our Articles of Incorporation were amended to prohibit any person, other than our two existing largest shareholders or their transferees, from owning, as determined for purposes of Section 883(c)(3) of the United States Internal Revenue Code of 1986 as amended, and the regulations promulgated thereunder, shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our common stock, unless such person is given an exemption by us.
All of the rights of our common stock are subject to any rights of preferred stock.
Dividends
Holders of our common stock have an equal right to receive dividends when declared by our board of directors out of funds legally available for the distribution of dividends, subject to any rights of holders of preferred stock.
Sales of Assets, Liquidation and Mergers
Under the Business Corporation Act, the holders of two-thirds of the outstanding shares entitled to vote need to approve the sale of all or substantially all of our assets and any decisions by us to liquidate or dissolve. However, holders of only one-half of the outstanding shares of our common stock may elect to institute judicial dissolution proceedings on our behalf under the Business Corporation Act. In the event of our liquidation or dissolution, the holders of our common stock will be entitled to share pro rata in the net assets available for distribution to them, after we have paid amounts owed to all creditors and we have paid holders of our outstanding preferred stock the liquidation preferences they are entitled to.
Under the Business Corporation Act, the holders of a majority of the outstanding shares entitled to vote thereon need to approve a merger or consolidation involving us (other than a merger or consolidation with certain of our subsidiaries of which we own at least 90%).
Call of Meetings
Our By-Laws provide that special meetings of our shareholders can be called at any time by either our board of directors, the Chief Executive Officer or by our Secretary at the request of our shareholders holding at least 50% of our outstanding common stock. In addition, our shareholders holding 10% of our shares or more may call for meetings of shareholders if there has been a failure to hold an annual meeting.
Election of Directors
Our directors are elected, at either any annual meeting or any special meeting, by a majority of the votes cast by shareholders entitled to vote, and cumulative voting is not permitted. Vacancies on our board of directors are filled by the vote of a majority of the remaining board members for the unexpired term. Directors are elected for one-year terms.
Amendments to Our Articles of Incorporation and By-Laws
Any amendment to our Articles of Incorporation or any shareholder proposal to amend our By-Laws generally requires the authorization by affirmative vote of the holders of not less than two-thirds of all outstanding shares entitled to vote. This requirement does not apply to: (1) an amendment to change our registered agent or registered address; (2) an amendment to change the authorized number of shares of stock; or (3) an amendment for establishing and designating the shares of any class or of any series of any class. In the first two cases, our Articles of Incorporation can be amended by the affirmative vote of the holders of a majority of all of our outstanding shares entitled to vote. In the third case, our board of directors has the power to establish and designate new classes of preferred stock. In addition, our board of directors has the power to adopt, amend or repeal our By-Laws.
Dissenters’ Rights of Appraisal and Payment
Under Liberian law, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and have the right to receive payment of the fair value of their shares. If we amend our Articles of Incorporation in a way that alters certain rights of any of our shareholders, those shareholders have the right to dissent and receive payment for their shares. The dissenting shareholders may not receive that payment unless they follow the procedures set forth in the Business Corporation Act. Those procedures require that if we cannot agree with our dissenting shareholders on a price for the shares, we shall institute a special proceeding in the circuit court in the judicial circuit in Liberia in which our Liberian office is located; but in the case of a merger, consolidation, re-domiciliation or reregistration where the offering entity is a foreign entity without an office in Liberia, proceedings shall be brought in the country where the office of the Liberian corporation, whose shares are to be valued, was located. The value of the shares of any dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.
Shareholders’ Actions
Under Liberian law, any of our shareholders may bring an action in our name to procure a judgment in our favor, provided that shareholder is a holder of our shares or of a beneficial interest in such shares at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.
Limitations Under Indebtedness
Agreements governing certain of our indebtedness contain covenants that impose restrictions (subject to some exceptions) on us and our subsidiaries’ ability to take certain corporate actions.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.
Preferred Stock
The material terms of any series of preferred stock that we offer though a prospectus supplement will be described in that prospectus supplement. Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock. At the time that any series of our preferred stock is authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our common stock or make it more difficult to effect a change in control. Our preferred stock could be used to dilute the stock ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred stock could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common stock.
Liability of Directors and Officers
Our Articles of Incorporation and By-Laws contain provisions which eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of their fiduciary duties to the fullest extent permitted by Liberian law. In practice, we expect this eliminates the potential for monetary damages resulting from breach of fiduciary duties other than liability for:
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breaches of the duty of loyalty;

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acts or omissions not in good faith;

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acts or omissions which involve intentional misconduct or a knowing violation of law; or

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any transactions in which the director derived an improper personal benefit.

We believe that these provisions are necessary to attract and retain qualified persons as our directors and officers.

DESCRIPTION OF DEBT SECURITIES
The following summarizes some of the general terms and conditions of the debt securities that we may issue under this prospectus. Each time we issue debt securities under this prospectus, we will file a prospectus supplement with the SEC. The prospectus supplement may contain additional terms of those debt securities. The terms presented here, together with the terms contained in the prospectus supplement, will be a description of the material terms of the debt securities, but if there is any inconsistency between the terms presented here and those in the prospectus supplement, those in the prospectus supplement will apply and will replace those presented here.
We will issue the debt securities under an indenture dated as of July 31, 2006 between us and The Bank of New York Mellon Trust Company, N.A. (f/k/a The Bank of New York Trust Company, N.A.), as trustee. We will issue each series of debt securities under the terms of a supplemental indenture or an officers’ certificate delivered under the authority of resolutions adopted by our board of directors and the indenture. The terms of any debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The debt securities will be subject to all those terms, and we refer the holders of debt securities to the indenture, which was filed as an exhibit to our Registration Statement on Form S-3, file no. 333-158161, and is incorporated by reference into the Registration Statement of which this prospectus is a part, and the Trust Indenture Act for a statement of those terms.
The following summaries of various provisions of the indenture and the debt securities are not complete. Unless we indicate otherwise, capitalized terms have the meanings given to them in the indenture. All section references below are to sections of the indenture.
General
The debt securities will be unsecured unsubordinated obligations and will rank equally with all of our other unsubordinated debt and will be effectively junior to our future secured indebtedness to the extent of the assets securing such indebtedness. The indenture does not limit the aggregate principal amount of debt securities that we may issue, and we may issue debt securities periodically in series. In addition, the indenture does not limit the ability of our subsidiaries to incur debt other than secured debt. Any debt incurred by our subsidiaries ranks structurally senior to any debt incurred by us with respect to the assets of the subsidiary borrower (unless that subsidiary issues a subsidiary guarantee). We do not have to issue all the debt securities of one series at the same time and, unless we otherwise specify in a prospectus supplement, we may reopen a series to issue more debt securities of that series without the consent of any holder of debt securities, including the holder of such series. (Sections 301 and 303) The indenture provides that more than one trustee may be appointed under the indenture to act on behalf of the holders of the different series of debt securities.
We refer you to the prospectus supplement relating to the debt securities of any particular series for a description of the terms of those debt securities, including, where applicable:
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the title of those debt securities;

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the aggregate principal amount of those debt securities and any limit on the aggregate principal amount of those debt securities and whether the debt securities are part of a series of securities previously issued or represent a new series;

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the person to whom any interest (which includes any additional amounts, see “— Tax Related Considerations — Payment of Additional Amounts”) on those debt securities will be payable,

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if not the person in whose name a debt security is registered at the close of business on the regular record date for that interest;

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the date or dates on which the principal of those debt securities is payable, or the method by which that date or those dates will be determined;

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the interest rate or rates, which may be fixed or variable, of those debt securities, if there is any interest, or the method by which that rate or those rates will be determined;

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the date or dates from which interest will accrue and the dates on which interest will be payable;

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the regular record date for any interest payable on any interest payment date or the method by which that date will be determined;

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the basis upon which interest will be calculated if not based on a 360-day year of twelve 30-day months;

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the place or places where the principal of and any premium and interest on those debt securities will be payable;

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the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities may be redeemed, in whole or in part, at our option;

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any obligation we have to redeem, repay, purchase, or offer to purchase those debt securities according to any sinking fund or similar provisions or at a holder’s option and the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities will be redeemed, repaid or purchased;

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our right to defease those debt securities or various restrictive covenants and events of default applicable to those debt securities under limited circumstances (see “— Defeasance — Defeasance and Discharge” and “— Defeasance — Defeasance of Certain Covenants”);

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if not in United States dollars, the currency in which we are to pay principal of and any premium and interest on those debt securities and the equivalent of those amounts in United States dollars;

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any index, formula or other method used to determine the amount of the payments of principal of or any premium and interest on those debt securities;

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if those debt securities are to be issued only in the form of a global security as described under “Book-Entry Debt Securities,” the depositary for those debt securities or its nominee and the circumstances under which the global security may be registered for transfer or exchange or authenticated and delivered in the name of a person other than the depositary or its nominee;

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if any payment, other than the principal of or any premium or interest on those debt securities, may be payable, at our or a holder’s election, in a currency that is not the currency in which those debt securities are denominated or stated to be payable, the terms and conditions upon which that election may be made;

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if not the entire principal amount of those debt securities, the portion of the principal amount of those debt securities which will be payable upon declaration of acceleration or, if the debt

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securities are convertible, the portion of the principal amount of those debt securities that is convertible under the provisions of the indenture;

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any provisions granting special rights to the holders of those debt securities if specified events occur;

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any deletions from, modifications of or additions to, the events of default or our covenants applicable to those debt securities, whether or not those events of default or covenants are consistent with the events of default or covenants described in this prospectus;

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whether and under what circumstances we will not pay additional amounts on those debt securities to a holder and whether or not we may redeem those debt securities rather than pay those additional amounts and the terms of that option to redeem;

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any obligation we have to convert those debt securities into shares of our common stock or preferred stock and the initial conversion price or rate, the conversion period, any adjustment of the applicable conversion price, any requirements regarding the reservation of shares of our capital stock for the conversion and other terms and conditions of the conversion; and

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any other terms of those debt securities. (Section 301).

The debt securities may provide that less than their entire principal amount will be payable upon acceleration of their maturity (“original issue discount securities”). We will describe any special United States federal income tax, accounting and other considerations that apply to original issue discount securities in the applicable prospectus supplement.

Denominations, Interest, Registration and Transfer
Unless we indicate otherwise in the applicable prospectus supplement, we will issue the debt securities of any series in denominations of $1,000 and integral multiples of $1,000. (Section 302)
Unless we otherwise specify in the applicable prospectus supplement, we will pay the principal of and any premium and interest on any series of debt securities at the corporate trust office of the trustee, currently located at 10161 Centurion Parkway, Jacksonville, FL 32256. However, we may pay interest by check mailed to the address in the security register of the person entitled to that interest or by wire transfer of funds to that person’s United States bank account. (Sections 307 and 1002)
Any interest on a debt security that we do not punctually pay or provide for on an interest payment date will after that date not be payable to the holder on the related regular record date. Instead, that interest may either be paid to the person in whose name that debt security is registered at the close of business on a special record date designated by the trustee or be paid at any time in any other lawful manner as described in the indenture. If the trustee establishes a special record date, it will notify the holder of that date not less than 10 days prior to that date. (Section 307)
Subject to some limitations imposed on debt securities issued in book-entry form, a holder may exchange debt securities of any series for other debt securities of that series as long as the newly issued debt securities are issued in the same aggregate principal amount as the debt securities being exchanged and in an authorized denomination. The holder must surrender the debt securities to be exchanged at the corporate trust office of the trustee. In addition, subject to some limitations imposed on debt securities issued in book-entry form, a holder may surrender for conversion, if convertible, or register for transfer the debt securities of any series at the corporate trust office of the trustee. Every debt security surrendered for conversion or registration of transfer or exchange must be endorsed or accompanied by a written instrument of transfer. We will not impose a service charge for any registration of transfer or exchange of any debt securities, but we may require payment of an amount that will cover any tax or other governmental charge payable as a result of the transfer or exchange. (Section 305) If we designate a transfer agent for any series of debt securities, we may rescind that designation at any time. We may also approve a new location for that transfer agent to act, provided that we maintain a transfer agent in each place of payment for that series of debt securities. We may at any time designate additional transfer agents for any series of debt securities. (Section 1002)
In the event of any redemption of any series of debt securities in part, neither we nor the trustee will be required to:
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issue, register the transfer of or exchange debt securities of that series during the period beginning at the opening of business 15 days before the mailing of the redemption notice for those debt securities and ending at the close of business on the mailing date of the redemption notice; or

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register the transfer of or exchange any debt security or any portion of a debt security called for redemption, except the unredeemed portion of any debt security being redeemed in part. (Section 305).

Covenants
We will describe any particular covenants relating to a series of debt securities in the prospectus supplement relating to that series. The “covenant defeasance” provisions described below will apply to those covenants unless we provide otherwise in a prospectus supplement related to a particular series of debt securities.
Restrictions on Consolidation, Merger and Certain Sales of Assets
Without the consent of the holders, we may consolidate with or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person and may permit any person to merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to us if:
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immediately after giving effect to that transaction, and treating any indebtedness that becomes our obligation as a result of the transaction as having been incurred by us at the time of the transaction, no event of default and no event which after notice or lapse of time or both would become an event of default shall have occurred and be continuing; and
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the successor person assumes all our obligations under the indenture; provided that the successor person is a corporation, trust or partnership organized under the laws of the United States, any state of the United States, the District of Columbia, the Republic of Liberia or any country recognized by the United States. (Section 801).

Events of Default
Except as we may otherwise provide in a prospectus supplement for any particular series of debt securities, the following events are “events of default” for any series of debt securities:
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our failure to pay interest or any additional amounts on those debt securities for 30 days after that interest or those additional amounts become due;

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our failure to pay the principal or any premium on those debt securities when due at maturity;

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our failure to deposit any sinking fund payment for those debt securities when due;

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our failure to perform any other covenants in the indenture for 60 days after written notice has been given as provided in the indenture;

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our failure to pay when due any payment on, or the acceleration of, any of our indebtedness for money borrowed that exceeds $50 million in the aggregate under any mortgages, indentures (including the indenture for the debt securities) or instruments under which we may have issued, or which there may have been secured or evidenced, any of our indebtedness for money borrowed, if that indebtedness is not discharged or the acceleration is not annulled within 30 days after written notice has been given as provided in the indenture;

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the occurrence of certain events of bankruptcy, insolvency or reorganization; or

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the occurrence of any other event of default that we provide for debt securities of that series. (Section 501).

If an event of default affecting any series of debt securities occurs and continues, either the trustee or the holders of at least 25% of the aggregate principal amount of the debt securities of that series then outstanding may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, the portion of the principal amount specified in the terms of that series) of all of the debt securities of that series to be immediately due and payable. At any time after a declaration of acceleration affecting debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the debt securities outstanding of that series may, under limited circumstances, rescind and annul that acceleration. (Section 502)
The indenture requires that we file annually with the trustee a certificate of our principal executive, financial or accounting officer as to his or her knowledge of our compliance with all conditions and covenants of the indenture. (Section 1005)
We refer you to the prospectus supplement relating to each series of debt securities that are original issue discount securities for the particular provisions regarding acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.
Subject to the provisions of the indenture relating to the trustee’s duties, if an event of default occurs and continues, the indenture provides that the trustee is not required to exercise any of its rights or powers under the indenture at the request, order or direction of holders unless those holders have offered to the trustee reasonable indemnity. (Section 603) Subject to those provisions regarding indemnification and rights of the trustee, the indenture provides that the holders of a majority in principal amount of the debt securities then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. (Section 512)

Defeasance and Satisfaction and Discharge
The obligations that we have under the indenture will not apply to the debt securities of a series (except for our obligations to register any transfer or exchange of those debt securities and provide for additional amounts) when all those debt securities:
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have been delivered to the trustee for cancellation;

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have become due and payable; or

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will upon their stated maturity or redemption within one year become due and payable,

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and we have irrevocably deposited with the trustee as trust funds for that purpose an amount sufficient to pay and discharge the entire indebtedness on those debt securities. (Section 401)

The prospectus supplement relating to the debt securities of any series will state if any additional defeasance provisions will apply to those debt securities.
Defeasance and Discharge
The indenture allows us to elect to defease and be discharged from all of our obligations with respect to any series of debt securities then outstanding (except for those obligations to pay additional amounts, register the transfer or exchange of the debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust) provided the following conditions have been satisfied:
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We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if the debt securities are denominated in United States dollars, (A) United States Government Obligations or (B) a combination of United States dollars and United States Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series; and

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We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series. (Section 403).

Defeasance of Certain Covenants
The indenture states that if the debt securities of a series so provide, we need not comply with some restrictive covenants applicable to those debt securities (except for our obligation to pay additional amounts) and that our failure to comply with those covenants will not be considered events of default under the indenture and those debt securities if the following conditions have been satisfied:
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We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if those debt securities are denominated in United States dollars, (A) United States Government Obligations or (B) a combination of United States dollars and United States Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series; and

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We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series. (Section 1004).

Modification of the Indenture
We and the trustee may modify or amend the indenture if we obtain the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, the indenture may not be modified or amended to:
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change the stated maturity of the principal of, or any installment of principal of or any interest on, any debt security;

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reduce the principal amount of any debt security;

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reduce the rate of interest on any debt security;

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reduce any additional amounts payable on any debt security;

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reduce any premium payable upon the redemption of any debt security;

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reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of its maturity under the terms of the indenture;

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change any place of payment where, or the currency in which any debt security or any premium or interest on that debt security is payable;

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impair the right to institute suit for the enforcement of any payment of principal of or premium or any interest on any debt security on or after its stated maturity, or, in the case of redemption, on or after the redemption date;

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reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for the supplemental indenture;

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reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults under the indenture and their consequences; or

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modify any of the provisions relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase the percentage in principal amount of the outstanding debt securities of a series required for the consent of holders to approve a supplemental indenture or a waiver of a past default or compliance with certain covenants or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security that would be affected by such a modification or waiver, without the consent of the holders of each of the debt securities affected by that modification or amendment. (Section 902)
We and the trustee may amend the indenture without notice to or the consent of any holder of debt securities for any of the following purposes:
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to evidence that another person is our successor and that that person has assumed our covenants in the indenture and in the debt securities as obligor;

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to add to our covenants for the benefit of the holders of all or any series of debt securities;

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to surrender any right or power conferred upon us in the indenture;

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to add additional events of default;

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to add or change any provisions of the indenture to the extent necessary to permit or facilitate issuing debt securities in bearer form, whether registrable or not as to principal, and with or without interest coupons;

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to permit or facilitate the issuance of debt securities in uncertificated form;

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to add to, change or eliminate any of the provisions of the indenture affecting one or more series of debt securities, provided that the addition, change or elimination—

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shall not (X) apply to debt securities of any series created before the execution of the supplemental indenture and entitled to the benefit of that provision or (Y) modify the rights of any holder of those outstanding debt securities with respect to such provision or

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shall become effective only when there are no such debt securities of that series outstanding;

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to establish the form or terms of debt securities of any series as permitted by the indenture, including any provisions and procedures relating to debt securities convertible into our common stock or preferred stock;

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to evidence and provide for the acceptance of appointment of a successor trustee for the debt securities of one or more series and to add to or change any of the provisions of the indenture necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

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to evidence and provide for the acceptance of appointment of a successor trustee for the debt securities of one or more series and to add to or change any of the provisions of the indenture necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

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to secure the debt securities;

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to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material respect;

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to cure any ambiguity, to correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material respect; or

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to make any other provisions regarding matters or questions arising under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material respect. (Section 901).

Conversion Rights
We will describe any terms and conditions upon which the debt securities are convertible into our common stock or preferred stock in the applicable prospectus supplement. Those terms will include:
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whether those debt securities are convertible into our common stock or preferred stock;

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the conversion price or manner of calculating the conversion price;

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the conversion period;

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provisions as to whether conversion will be at our option or the option of the holders;

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the events requiring an adjustment of the conversion price; and

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provisions affecting conversion in the event of the redemption of those debt securities. (Section 301).

Book-Entry Debt Securities
We may issue the debt securities of a series, in whole or in part, in the form of one or more global securities that will be deposited with, or on behalf of, a depositary. We will identify the depositary in the applicable prospectus supplement relating to that series. If we issue one or more global securities, we will issue them in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of the outstanding debt securities of the series to be represented by that global security or those global securities. We may issue global securities in either registered or bearer form and in either temporary or permanent form. We will describe the specific terms of the depositary arrangement for a series of debt securities in the applicable prospectus supplement relating to that series. (Sections 301, 304 and 305)
Tax Related Considerations
Payment of Additional Amounts
Any amounts that we pay with respect to any series of debt securities will be paid without deduction or withholding for any and all present or future tax, duty, levy, impost, assessment or other governmental charges imposed or levied by or on behalf of the Liberian government or the government of the jurisdiction of our successor or any authority or agency in that government having power to tax (“Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration of that law. If we are so required to deduct or withhold any amount for Taxes from any payment made with respect to any series of debt securities, we will pay any “additional amounts” necessary so that the net payment received by each holder, including additional amounts, after the withholding or deduction, will not be less than the amount the holder would have received if those Taxes had not been withheld or deducted. However, we will pay no additional amounts with respect to a payment made to a holder which is subject to those Taxes because that holder is subject to the jurisdiction of the government of our jurisdiction of organization or any territory of that jurisdiction other than by merely holding the debt securities or receiving payments under the debt securities (an “excluded holder”). We will also pay no additional amounts with respect to a payment made to a holder, if we would not be required to withhold or deduct any amount for Taxes from any payment made to that holder, if that holder filed a form with the relevant government with no other consequence to that holder. We will also deduct or withhold and remit the full amount deducted or withheld to the relevant authority according to applicable law. We will furnish the holders, within 30 days after the date the payment of any Taxes is due under applicable law, certified copies of tax receipts evidencing our payment. We will indemnify and hold harmless each holder and upon written request reimburse each holder for the amount of any:
•
Taxes levied or imposed on and paid by that holder as a result of payments with respect to the debt securities (other than for an excluded holder);

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liability, including penalties, interest and expense, arising from those Taxes; and

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Taxes imposed as a result of any reimbursement we make under this covenant. (Section 1007).

Redemption or Assumption of Debt Securities under Certain Circumstances
If we determine, based upon an opinion of counsel, that we would be required to pay an additional amount, because of any change in or amendment to:
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the laws and related regulations of Liberia or any political subdivision or taxing authority of Liberia; or

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the laws and related regulations of any jurisdiction in which we are organized or any political subdivision or taxing authority of that jurisdiction; or

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any official position regarding the application or interpretation of the above laws or regulations,

which is announced or becomes effective after the date of the indenture, then we may, at our option, on giving not less than 30 days’ nor more than 60 days’ notice, redeem the debt securities in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount of the debt securities plus accrued interest to the redemption date or, in the case of securities issued at a discount, at a redemption price equal to the offering price plus accrued original issue discount to the redemption date. Any notice of redemption we give will be irrevocable, and we may not give any notice of redemption more than 90 days before the earliest date on which we would be obligated to pay additional amounts. At the time we give notice of redemption, the obligation to pay additional amounts remains in effect. (Section 1108).

SELLING SHAREHOLDERS
The following table provides the name of each selling shareholder and the number of shares of our common stock offered by each selling shareholder under this prospectus. Each selling shareholder listed below has previously been granted registration rights with respect to the shares offered pursuant to that Amended and Restated Registration Rights Agreement, dated as of July 30, 1997 among the Company, A. Wilhelmsen AS, Cruise Associates, Monument Capital Corporation, Archinav Holdings, Ltd. and Overseas Cruiseship, Inc. (the “Initial Shareholders”), as joined from time to time by assignees of the Initial Shareholders. The shares offered by this prospectus may be offered from time to time by the selling shareholders listed below. The selling shareholders are not obligated to sell any of the shares of common stock offered by this prospectus. The selling shareholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The selling shareholders may also offer and sell less than the number of shares indicated. The selling shareholders are not making any representation that any shares covered by this prospectus will or will not be offered for sale.
Information with respect to beneficial ownership is based on our records, information filed with the SEC or the most recent information furnished to us by each selling shareholder. Beneficial ownership has been determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and investment power with respect to those securities. Unless otherwise indicated by footnote, and subject to applicable community property laws, to our knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
	Shares Beneficially Owned Before the Offering		Maximum Number of Shares Offered	Shares Beneficially Owned After the Offering Assuming All Shares Registered Are Sold(1)
Name	Number (#)	Percent(2)		Number (#)	Percent(2)
A. Wilhelmsen AS.(3)	29,934,512	14.0%	29,934,512	—	*
Osiris Holdings Inc.(4)	11,277,680	5.3%	10,156,380	1,121,300	*
Thomas J. Pritzker(5)	804,366(6)	*	512,923	291,443	*

*
Denotes ownership of less than 1% of the outstanding shares of common stock

(1)
Assumes that all of the shares of common stock registered by the selling shareholders have been sold.

(2)
Based on 213,749,009 shares of our common stock issued and outstanding as of February 12, 2018.

(3)
AWILHELMSEN AS is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway. The shares reported in the table include 5,035,259 shares owned by AWECO Invest AS, an affiliate of AWILHELMSEN AS. AWILHELMSEN AS has the power to vote and dispose of the shares owned by AWECO Invest AS pursuant to an agreement between A. Wilhelmsen AS and AWECO Invest AS. The address of AWILHELMSEN AS is Beddingen 8, 0250 Oslo, Norway.

(4)
Represents (i) 9,656,380 shares held by Osiris Holdings Inc., a Liberian corporation indirectly beneficially owned by a trust primarily for the benefit of certain members of the Ofer family, and (ii) 1,621,300 shares held by Dean Holdings Inc., a wholly-owned subsidiary of Osiris Holdings Inc. Only 500,000 shares of the 1,621,300 shares held by Dean Holdings Inc. are being registered pursuant to this prospectus. Eyal Ofer is a member of our Board of Directors. He disclaims beneficial ownership of the shares held by Osiris Holdings Inc. and Dean Holdings Inc. The address of Osiris Holdings Inc. is c/o Global Holdings Management Group S.A.M., 3 ruelle Saint Jean, 98000 Monaco.

(5)
Thomas J. Pritzker is a member of our Board of Directors. The address of Thomas J. Pritzker is 150 N. Riverside Plaza, Suite 3200, Chicago, Illinois 60606.

(6)
Represents (i) 512,923 shares held directly by Thomas J. Pritzker and (ii) 291,443 shares held by TJP Revocable Trust. Does not include Thomas J. Pritzker’s 11,164 options to purchase shares of common stock or 1,396 restricted stock units.

PLAN OF DISTRIBUTION
We and any selling shareholder (including any selling shareholder’s transferees, assignees or other successors-in-interest) may sell the securities offered under this prospectus in any one or more of the following ways from time to time:
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through agents;

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to or through underwriters;

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through brokers or dealers;

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through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

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directly to one or more purchasers, including through a specific bidding, auction or other process;

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through a combination of any of these methods of sale; or

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any other method permitted by applicable law.

The common stock may be sold in one or more transactions at:
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fixed prices;

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prevailing market prices at the time of sale;

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prices related to the prevailing market prices;

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varying prices determined at the time of sale; or

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negotiated prices.

These sales may be effected in transactions:
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on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

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in the over-the-counter market;

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otherwise than on such exchanges or services or in the over-the-counter market;

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through the writing of options, whether the options are listed on an options exchange or otherwise (including the issuance by the selling shareholders of derivative securities);

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through the settlement of short sales; or

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through a combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.
If required by applicable law, we will describe in a prospectus supplement the particular terms of the offering of the securities, including the following:
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the names of any agents, underwriters, brokers or dealers;

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the purchase price of the securities and the net proceeds from the sale;

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any underwriting discounts and other items constituting underwriters’ compensation;

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any public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

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any securities exchanges on which the shares of common stock may be listed; and

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any other information we think is material.

In addition, any selling shareholder may sell securities covered by this prospectus in private.

We and the selling shareholders may sell securities from time to time through agents. We will name any agent involved in the offer or sale of such securities and will list commissions payable to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.
In connection with the sale of securities covered by this prospectus, broker-dealers may receive commissions or other compensation from us or the selling shareholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the securities for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from us, a selling shareholder or from purchasers of the securities for whom they act as agents. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters, broker-dealers, agents or other persons acting on our behalf or on behalf of any selling shareholders that participate in a distribution of securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the securities by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers, agents or other persons may be deemed to be underwriting discounts and commissions under the Securities Act.
In connection with the distribution of the common stock covered by this prospectus or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with a selling shareholder. A selling shareholder may also sell shares of common stock short and deliver the shares of common stock offered by this prospectus to close out short positions. A selling shareholder may also enter into options or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of shares of common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. A selling shareholder may also from time to time pledge our securities pursuant to the margin provisions of customer agreements with a broker or other agreements with lenders. Upon a default, the broker or lender may offer and sell such pledged shares from time to time pursuant to this prospectus, as supplemented or amended to reflect such transaction.
Underwriters, agents, brokers or dealers may be entitled, pursuant to relevant agreements entered into with us, to indemnification by us or a selling shareholder against certain civil liabilities, including liabilities under the Securities Act that may arise from any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the underwriters, agents, brokers or dealers may be required to make.
The selling shareholders and any other person participating in such distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.
There can be no assurance that any selling shareholder will sell any or all of the securities registered pursuant to the registration statement of which this prospectus is a part.

LEGAL MATTERS
Unless the applicable prospectus supplement indicates otherwise, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, will pass upon the validity of any debt securities sold under this prospectus. Watson Farley & Williams LLP, New York, New York, will pass upon the validity of any common stock or preferred stock sold under this prospectus. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.
EXPERTS
The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2017, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Common Stock
Having an Aggregate Offering Price of up to $1,000,000,000

Royal Caribbean Cruises Ltd.
Common Stock

PROSPECTUS SUPPLEMENT

BofA Securities Citigroup Goldman Sachs & Co. LLC J.P. Morgan Morgan Stanley
BBVA BNP PARIBAS BTIG COMMERZBANK DNB Markets Fifth Third Securities HSBC
Mizuho Securities MUFG PNC Capital Markets LLC R. Seelaus & Co., LLC Santander
Scotiabank SEB SMBC Nikko SOCIETE GENERALE Truist Securities

December 3, 2020